Government of Jamaica

     This description of the Government of Jamaica is dated as of December 1, 2003 and appears as Exhibit D to the Government of Jamaica’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2003.

EXCHANGE RATES

     The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on November 28, 2003 was J$60.57 per US$1.00.

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change (End of Period)

		(spot weighted average ask in J$ for US$)
1997		35.58	36.59	4.45
1998		36.68	37.16	1.56
1999		39.33	41.42	11.46
2000		43.32	45.53	9.92
2001		46.19	47.40	4.11
2002		48.73	50.97	7.53	(2)
2003	January		52.98	3.94	(2)
	February		53.74	1.43	(2)
	March		56.24	4.65	(2)
	April		57.30	1.88	(2)
	May		59.42	3.70	(2)
	June		59.01	(0.69	)(2)
	July		59.15	0.25	(2)
	August		59.39	0.39	(2)
	September		59.71	0.54	(2)
	October		60.44	1.22	(2)

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.
Source: Bank of Jamaica.

PRESENTATION OF CERTAIN INFORMATION

     All references in this annual report on Form 18-K to “Jamaica” are to the Government of Jamaica. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America and all references to “€” are to euro. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2002”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2001/02” or “FY 2002/03”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in U.S. dollars. All international currencies, such as external debt denominated in Euro, are translated into U.S. dollars. Domestic economy information is published by Jamaica in Jamaica dollars. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period.

     Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Ocho Rios
Negril
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
MEXICO
CUBA
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

JAMAICA

History

     Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca”, which means “Land of Wood and Water”. In 1655 Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by limited representative government in the late 19th and early 20th centuries. The government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940’s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

     The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “Hardships there are, but the grass is green and the sun shineth”. The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People”, which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

     Jamaica, the third-largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy — Principal Sectors of the Economy — Tourism”.

     From 1998 to 2002, Jamaica’s population grew at an average rate of approximately 0.6% per year. At December 31, 2002, Jamaica’s population was estimated at 2,624,700, a 0.5% increase over the 2001 population of 2,612,500. The last official census taken in 2001indicated that 48.0% of Jamaica’s population lives in rural areas, while 52.0% lives in urban areas. Jamaica’s official language is English, and a majority of the population speaks a dialect.

Society

     Diverse religious beliefs are represented in Jamaica, although Christian denominations predominate. Other major religious groups include adherents to the Rastafari, Bahai, Islamic and Jewish faiths.

     Jamaica’s educational system is based on the British system. The school system consists of a pre-primary and a primary cycle of six years followed by a secondary cycle of five years. In some instances students pursue two years of additional secondary education. The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at community colleges, the University of Technology, Northern Caribbean University and the Jamaican campus of the University of the West Indies.

     In addition to the formal school system, Jamaica has an adult literacy program, which contributed to reducing the illiteracy rate from 32.2% in 1987 to 24.6% in 1994, according to a 1994 survey. No comparable survey has been undertaken since 1994. There is also a government-directed employment and resource training program, which helps place high school graduates with private sector firms for “on-the-job” training. In addition, Jamaica instituted “Lift Up Jamaica”, a government-sponsored program that hires unemployed youths to do basic infrastructure work on a short-term basis.

     In 2002, the average unemployment was 954,300, an increase of 1.6% over 939,400 in 2001. The average unemployment rate was 15.1% percent in 2002, marginally up from the 15.0% in 2001. The unemployment rate in Jamaica during the past five years has been relatively stable, ranging from a high of 15.5% in 1998 to a low of 15.0% in 2001. See “The Jamaican Economy — Employment and Labor”.

     The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2002:

Social Indicators

	1998	1999	2000	2001	2002

Real GDP per capita(1)	J$7,629	J$7,542	J$7,548	J$7,642	J$7,676
Perinatal Mortality Rate (per thousand)(2)	28.6	28.2	29.5	31.0	31.1

(1)	In constant 1986 prices.
(2)	Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth.
Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health — Information Unit.

Governmental Structure and Political Parties

     The Jamaica (Constitution) Order in Council 1962, or the Constitution, is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became an independent country on August 6, 1962, and includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

     Jamaica is a parliamentary democracy based upon the British Westminster model, and a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of the Jamaican Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years at which time all seats in the House of Representatives will be up for election. The Constitution permits the Prime Minister to call elections at anytime within or shortly beyond the five-year period, consistent with the Westminster model.

     National legislative power is vested in a bicameral Parliament composed of a house of representatives and a senate. The House of Representatives comprises 60 members elected by the people in the general elections. Jamaica held its last general election on October 16, 2002. The Senate comprises 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General. In addition to the national governing bodies, local government is administered through 12 parish councils and a statutory corporation that administers the Kingston and St. Andrew (KSAC) areas. The results of the last local government election, which took place in June 2003, accorded the opposition Jamaica Labor Party, or JLP, eleven (11) of the twelve (12) parish councils.

     The principal policy-making body of the government of Jamaica is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than eleven other members of the two Houses of Parliament. No fewer than two, and no more than four, members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

     The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom. A number of Caribbean nations, including Jamaica, are currently discussing the establishment of a

Caribbean Court of Justice to replace the Judicial Committee of the Privy Council for those nations. Jamaica has signed an agreement to establish the Caribbean Court of Justice.

     Two major political parties dominate Jamaica’s political system. From Jamaica’s independence on August 6, 1962 until 1972, the Jamaica Labour Party, or JLP, formed the government, while the PNP assumed power in 1972. In late 1980, the JLP returned to power until February 1989, when Michael Manley led the PNP to victory and became Prime Minister. In 1992, Prime Minister Manley resigned as Prime Minister and leader of the PNP and was succeeded by Percival James (“P.J.”) Patterson, who was elected Prime Minister in 1993. In 1995, a former Chairman of the JLP formed a third political party, the National Democratic Movement. In the last general election, the PNP won 51.6% of the votes cast, and P.J. Patterson returned to the office of Prime Minister. The Jamaican Constitution requires that a general election be held every five years, at which time all seats in the House of Representatives will be up for election. Given that the last general election was October 16, 2002, an election is constitutionally due to be held by October 2007, but the election may be extended to January 2008. However, the Prime Minister is constitutionally permitted to call an election at any time before.

The following table shows the parliamentary electoral results for the past five general elections:

Parliamentary Electoral Results

	1980	1983(1)	1989	1993	1997	2002

	(number of representatives)
People’s National Party	9	0	45	52	51	34
Jamaica Labour Party	51	60	15	8	9	26

(1)	The People’s National Party did not contest the 1983 election, and the eight opposition senators were appointed as independents by the Governor-General.
Source: Office of the Prime Minister.

International Relationships

     Jamaica maintains diplomatic relations with almost every nation in the world. It is a member of the World Trade Organization, the United Nations and several other international organizations, including the World Tourism Organization, the International Monetary Fund, the Food and Agriculture Organization, the World Health Organization and the United Nations Environment Program. Jamaica is also a member of various regional and international bodies such as the Commonwealth, the Organization of American States, the Latin American Economic System and the International Seabed Authority (the headquarters of which is located in Jamaica).

     Jamaica is also a signatory to the Lomé IV Convention and the Cotonou Agreement between the European Union and the developing countries of Africa, the Caribbean and the Pacific. Jamaica is a beneficiary of the Caribbean Basin Economic Recovery Act, a member of the Association of Caribbean States, or ACS, and the Caribbean Community and Common Market, or CARICOM, as well as a beneficiary of the Caribbean-Canada Trade Agreement, or CARIBCAN. In addition, as a member of the United Nations bloc of developing countries, named the Group of 77, Jamaica is eligible for the Generalized System of Preferences. Jamaica is also a member of the Group of Fifteen.

     Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

Association of Caribbean States

     ACS was created by treaty in July 1994 as a result of the efforts of 13 CARICOM signatories, other non-Commonwealth Caribbean countries and several Latin American nations. ACS was established primarily to further promote regional economic integration and cooperation in the areas of science and technology, energy, tourism, transportation, education and culture, as well as to coordinate the participation of member states in multilateral forums and to undertake concerted action to protect the environment, in particular the Caribbean Sea.

Caribbean Community and Common Market

     CARICOM is a regional common market established by the Treaty of Chaguaramas in 1973 with the objectives of promoting the integration of the economies of the member states, coordinating the foreign policies of the independent member states and engaging in functional cooperation in the provision of services such as education, health and transportation among its member countries. CARICOM currently has 14 members consisting of the 12 independent English-speaking Caribbean territories, Suriname and Montserrat. In addition, Haiti has provisional membership and Cuba, which is not a member of CARICOM, has “observer status” in respect of some of the organs of CARICOM.

     CARICOM’s principal activities have been in the area of economic integration by means of the creation of a Caribbean Common Market. However, members have also established common institutions in the areas of policy formulation and cooperation in the provision of such services as education and health and in such other areas as labor matters, agriculture, transportation, communications, tourism and disaster preparedness. CARICOM has agreed to amend the Treaty of Chaguaramas to establish the CARICOM Single Market and Economy, or CSME. The CSME would allow for the free movement of goods, capital, persons and services throughout the member states. The free movement of goods existed under the previous CARICOM treaty and Jamaica already complies with this phase. All member states are expected to be compliant by 2005. In the early 1990’s Jamaica transitioned into the free movement of capital. By 2005, all member states are expected to be compliant with this phase. All member states have implemented the free movement of certain skilled labor, with full compliance to be phased in by 2005. In February 2002, all member states implemented free movement of service providers and full implementation is expected in 2005. As part of the Single Market and Economy, the CSME would also liberalize fiscal and monetary policies. These initiatives have not been formalized nor has a time frame been established. Central banks of member states are currently reviewing options and discussing possible parameters and time frames.

Caribbean-Canada Trade Agreement

     The CARIBCAN is an agreement entered into by Canada and the CARICOM countries in 1986. This agreement established a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of preferential duty-free access to the Canadian market for many imports from CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve its trade and economic development prospects, promote new investment opportunities, and encourage enhanced economic integration and cooperation within the region.

The Caribbean Basin Economic Recovery Act

     The Caribbean Basin Initiative, or CBI, became effective on January 1, 1984, and represents a program of economic assistance by the United States to Caribbean countries designed to stimulate economic growth and to present new opportunities for development in the region. The Caribbean Basin Economic Recovery Act, an unprecedented trade proposal for the duty-free access of Caribbean products exported to the United States, forms the centerpiece of the program. The trade agreement was the first means by which the United States extended preferential trade provisions to any regional group of countries. All exports from Jamaica (other than specifically excluded products such as garments and textiles, footwear and other leather goods and petroleum products) benefit from the elimination of tariffs, which were as high as 44.0% at the time of entry into the United States. The US Congress subsequently passed the Caribbean Basin Recovery Expansion Act, or CBI II, in 1990, which improved the conditions of the original agreement by extending the life of the CBI and providing limited duty-free treatment for articles that had been excluded.

The Trade and Development Act of 2000

     The Trade and Development Act of 2000 became effective on October 1, 2000, and contains tariff preferences on goods currently excluded from CBI II that are similar to the tariff preferences under the North American Free Trade Agreement, or NAFTA. The legislation provides for the reduction of tariffs by the United States on a variety of imports from 70 Caribbean, Central American and African countries. Of these countries, 25 Caribbean and Central American countries presently trade with the US under CBI II. As part of the Trade and Development Act of 2000, certain Jamaican exports, such as textiles, not currently eligible for duty-free treatment under CBI II receives treatment equivalent to that granted to comparable exports from Mexico under NAFTA. These provisions of the Trade and Development Act of 2000 relating to products excluded from CBI II will be in force for eight years, through September 2008.

Generalized System of Preferences

     Under the aegis of the United Nations Conference on Trade and Development, the Generalized System of Preferences was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The Generalized System of Preferences is an export-promotion tool with the objectives of increasing the export earnings of the developing countries, promoting industrialization in the developing countries and accelerating the rate of their economic growth.

Cotonou Agreement

     In February 2000, the European Union and the African Caribbean Pacific group of countries, or ACP, concluded negotiations for a new twenty-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Agreement, in 2002 and following ratification by 75% of member states and all EU members, the agreement formally entered into force in 2003. The agreement provides for:

  duty-free access to the European market for goods exported from the ACP with certain local value-added qualifications;

  financial aid for the ACP;

  industrial and technological cooperation aimed at promoting a better international division of labor along lines advantageous to the ACP; and

  joint institutions to supervise observance of the agreement and to promote discussion between the groups of countries.

     The Cotonou Agreement was signed in Benin on June 23, 2000, during the ACP-EU Council of Ministers Meeting and replaced an earlier similar agreement among the same parties known as the Lomé IV Convention.

     The Cotonou Agreement provides for an eight-year extension of the special trading arrangements for ACP exports previously provided under the Lomé IV Convention. The Cotonou Agreement also provides economic development support to the tourism industry and provides guaranteed access to European markets for certain maximum amounts of Jamaican sugar exports. See “The External Economy — Foreign Trade — Exports”.

     The special arrangements for the importation of bananas provided by the Cotonou Agreement and its predecessor the Lomé IV Convention have been challenged by the United States and four Latin American banana producers and held by the World Trade Organization, or WTO, to be inconsistent with WTO rules. In April 2001, the United States and the European Union announced an agreement by which the banana arrangements would be gradually phased out by 2006. The Jamaican banana industry has taken steps to become more competitive with other banana producers in anticipation of the phase-out of these arrangements. See “The Jamaican Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”. The Jamaican banana industry accounted for approximately 1.5% of export earnings for 2001. See “The External Economy — Foreign Trade — Exports”.

Free Trade Area of the Americas

     Jamaica is currently participating with all other countries of the Western Hemisphere (except Cuba) in the negotiations of the Free Trade Area of the Americas. The countries involved expect to establish a hemispheric free trade regime by 2005.

THE JAMAICAN ECONOMY

General

     Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

     Since the early 1980’s successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “— Privatization”. Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers, have reduced or eliminated production disincentives and anti-export biases.

     In the early 1990’s the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, a number of indirect taxes were removed and replaced with a value-added tax. A Tax Administration Reform Project was implemented in 1994 aimed at broadening the tax base, facilitating voluntary compliance with the tax laws, improving the effectiveness of tax administration and tax collection and controlling tax evasion. To enhance compliance, Jamaica implemented a Tax Registration Number system aimed at broadening the tax base through the assignment of identification numbers to individuals and businesses. See “Public Finance — Tax Reform”.

     Recent financial sector reforms include amendments to financial and banking laws designed to enhance the supervisory role of the Bank of Jamaica, establish the Financial Services Commission to regulate non-deposit taking financial institutions, improve the efficiency of financial intermediation and improve the Bank of Jamaica’s ability to conduct monetary policy. See “Public Finance — Financial Sector Restructuring”, “The Monetary System — The Financial System” and “— Legislation and Regulation”.

     In March 1996, Jamaica introduced its strategic plan for growth and development — the National Industrial Policy, or NIP. The NIP is intended to reinforce the private sector-led growth strategy that underpinned earlier economic reforms. The main components of this policy include:

  macroeconomic policy aimed at creating the basis for growth in a stable environment;

  an industrial strategy aimed at investment and trade promotion and developing the physical, economic and human infrastructure;

  social policy aimed at alleviating poverty; and

  environmental policy.

     The NIP targets five industry clusters that focus on export and foreign exchange earnings, as the foundation for long-term development:

  tourism;

  shipping and berthing;

  agro-processing;

  apparel; and

  bauxite, alumina and nonmetallic minerals.

Gross Domestic Product

     The Jamaican economy grew by 1.0% in 2002, its third consecutive year of real gross domestic product, or GDP, growth. This increase in real GDP in 2002 was primarily due to growth in all sectors except agriculture, manufacturing and miscellaneous services. The transport, storage and communication sector grew by 5.6%, and was the largest single contributor (1.0%) to economic growth in 2002. The electricity and water sector grew by 4.8%, contributing 0.3% to economic growth. Real GDP from activities in the financial institutions sector increased by 1.2%, contributing 0.2% to economic growth in 2002. Declines in other sectors, however, partially offset this growth. The agriculture sector was particularly negatively affected by island-wide flooding which occurred in May, June and September 2002. The manufacturing sector continued to be affected by relatively high production costs and increased competition from imports. Additionally, in 2002 food-processing activity suffered as a result of spill-over effects from the downturn in agriculture production. The miscellaneous services sector, which is mainly comprised of hotels, restaurants and clubs, continued to be depressed following the terrorist attacks in the United States on September 11, 2001 and the resulting war in Afghanistan.

     The growth in real GDP beginning in 2000 followed a contraction of the Jamaican economy from 1997 to 1999, primarily due to difficulties in the financial and insurance services sector that began in 1995, See “Public Finance — Financial Sector Restructuring”, the effects of a severe island-wide drought in 1997 and 1998 and the contraction of the manufacturing sector, particularly the textile and apparel sub-sector. See “— Principal Sectors of the Economy”.

     Beginning in 1991, Jamaica accelerated structural reform of the domestic economy by deregulating trade, prices and the foreign exchange market. Shortly thereafter, the economy experienced a sharp currency devaluation, high inflation and a slowdown in the growth of real GDP. Jamaica successfully introduced a stabilization program to curb inflation, but the tight monetary policies designed to control the rate of inflation also contributed to the reductions in the economy’s rate of growth experienced between 1997 and 1999.

     There are no commercial reserves of oil, gas or coal in Jamaica, and the country receives approximately 96.0% of its energy requirements from imported oil. Accordingly, increases in global oil prices may have a significant adverse effect on the Jamaican economy, particularly the competitiveness of the mining and quarrying and manufacturing sectors. Domestic energy output is limited to small hydropower plants, wood burning and the fiber left over from milled sugar cane. The main sources of imports of fuel are Venezuela, Mexico and the United States.

     The following table shows real GDP by economic sectors at constant 1986 prices and as a percentage of GDP for the five years ending December 31, 2002:

Sectoral Origin of Gross Domestic Product (1)

	1998		1999		2000		2001		2002

	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total

	(in millions of J$ at constant 1986 prices, except percentages)

Agriculture, Forestry
And Fishing:
Export Agriculture	359	1.8	355	1.8	330	1.7	331	1.7	317	1.6
Domestic Agriculture, Livestock
Forestry and Fishing	1,169	6.0	1,194	6.1	1,050	5.4	1,120	5.6	1,014	5.0
Total	1,528	7.8	1,549	8.0	1,380	7.0	1,451	7.3	1,331	6.6
Construction and Installation	1,476	7.5	1,455	7.5	1,458	7.4	1,487	7.5	1,520	7.5
Manufacturing	3,077	15.7	3,055	15.7	3,083	15.7	3,101	15.6	3,096	15.4
Mining and Quarrying	1,795	9.2	1,774	9.1	1,746	8.9	1,811	9.1	1,871	9.3
Total Goods	7,876	40.3	7,833	40.2	7,667	39.1	7,850	39.4	7,818	38.8

Distributive Trade	3,990	20.4	3,971	20.4	4,024	20.5	4,030	20.2	4,043	20.1
Electricity and Water	973	5.0	1,020	5.2	1,054	5.4	1,066	5.3	1,115	5.5
Financial and Insurance Services	2,207	11.3	2,606	13.4	2,892	14.8	2,910	14.6	2,942	14.6
Government Services	1,229	6.3	1,231	6.3	1,229	6.3	1,237	6.2	1,244	6.2
Hotels, Restaurants and Clubs	1,806	9.2	1,852	9.5	1,955	10.0	1,912	9.6	1,905	9.5
Real Estate and Business Services	1,765	9.0	1,751	9.0	1,755	9.0	1,774	8.9	1,781	8.8
Transport, Storage and Communications	2,765	14.1	3,003	15.4	3,242	16.5	3,445	17.3	3,637	18.1
Other Services & Household and
Private Non-Profit Institutions	422	2.2	420	2.2	420	2.1	422	2.1	426	2.1
Total Services	15,157	77.5	15,854	81.4	16,571	84.5	16,796	84.2	17,093	84.8

Less: Imputed Bank
Service Charges	3,475	17.8	4,215	21.6	4,636	23.7	4,706	23.6	4,765	23.7
Gross Domestic Product	19,558	100.0	19,472	100.0	19,602	100.0	19,940	100.0	20,146	100.0

(1)	The gross domestic product series has been revised and this revision is presented in the National Income and Product Report 2001. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors.

Source: Statistical Institute of Jamaica.

     The following table shows the rate of growth of real GDP by economic sectors at constant 1986 prices for the five years ended December 31, 2002:

Rate of Growth of Real GDP by Sector (1)

	1998	1999	2000	2001	2002

	(in percentages)
Agriculture, Forestry
and Fishing:
Export Agriculture	(5.5)	(1.1)	(7.0)	0.3	(4.2)
Domestic Agriculture, Livestock,
Forestry and Fishing	(0.3)	2.1	(12.1)	6.7	(9.5)
Total	(1.5)	1.4	(10.9)	5.1	(8.3)
Construction and Installation	(5.8)	(1.4)	0.2	2.0	2.2
Manufacturing	(4.4)	(0.7)	0.9	0.6	(0.2)
Mining and Quarrying	3.3	(1.2)	(1.6)	3.7	3.3
Total Goods	(2.5)	(0.5)	(2.1)	2.4	(0.4)

Distributive Trade	(1.6)	(0.5)	1.3	0.1	0.3
Electricity and Water	6.3	4.8	3.3	1.1	4.6
Financial and Insurance
Services	(1.6)	18.1	11.0	0.6	1.1
Government Services	0.5	0.2	(0.2)	0.7	0.6
Hotels, Restaurants and Clubs	2.5	2.5	5.6	(2.2)	(0.4)
Real Estate and Business
Services	(1.2)	(0.8)	0.2	1.1	0.4
Transport, Storage and
Communications	5.6	8.6	8.0	6.3	5.6
Other Services & Household and
Private Non-Profit Institutions	(2.3)	(0.5)	—	0.5	0.9
Total Services	0.8	4.6	4.5	1.4	1.8

Less: Imputed Bank Service Charges	(0.3)	21.3	10.0	1.5	1.3
Gross Domestic Product	(0.3)	(0.4)	0.7	1.7	1.0

(1)	The gross domestic product series has been revised and this revision is presented in the National Income and Product Report 2001. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors.

Source: Statistical Institute of Jamaica.

Principal Sectors of the Economy

Tourism

     The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 52.8% of gross foreign exchange earnings from the productive sector in 2002. In 2002, the accommodation sub-sector alone employed approximately 30,434 persons. Visitor arrivals in Jamaica have grown in the last decade, from 1.7 million visitors in 1992 to 2.1 million visitors in 2002. Total visitors’ accommodation has also grown during the last decade, from 18,489 rooms in 1992 to 24,239 rooms in 2002.

     Visitor arrivals increased by 0.7% from 2,116,853 in 2001 to 2,131,785 in 2002. Stop-over arrivals declined by 0.8% from 1,276,516 in 2001 to 1,266,366 in 2002. Cruise passenger arrivals increased by 3.0% from 840,337 in 2001 to 865,419 in 2002.

     Gross visitor expenditure decreased 1.9% from US$1,233 million in 2001 to US$1,209 million in 2002. The United States, Jamaica’s major tourist market, accounted for 73.1% of total stop-over visitors in 2002 compared to 71.8% in 2001.

     Jamaica’s tourist industry experienced steady recovery during the latter half 2002. This happened against the background of a wait-and-see attitude adopted by many travel consumers as a reaction to the downturn in world economy and to the threat of war in the Middle East.

     For the winter period (January-April) of 2002, stop-over visitor arrivals to Jamaica of 420,996 were down 13% from the 484,164 stop-overs during the same period in 2001. The first two months of summer (May-June) of 2002 showed improvement in stop-over arrivals. Double-digit declines registered up to April reached single digits in May and June and ultimately bottomed after consistent declines for the previous nine to ten months immediately following September 11, 2001. For the full summer period (May-December) of 2002, stop-over visitor arrivals grew by 6.7% above the total for the same period of 2001 but fell 1.8% below the comparable figure for year 2000.

     Average hotel room occupancy in 2002 was 55.5%, representing a decline of 1.5 percent from the 56.3% occupancy rate of 2001. Approximately 59.4% of hotel rooms in Jamaica are in the all-inclusive hotel category. In 2002, the average room occupancy rate of all-inclusive hotels was 66.2%. Two local hotel chains, Sandals Resorts International Limited and SuperClubs, operate the majority of the all-inclusive rooms.

     In the first nine months of 2003, stop-over visitors increased by 6.3% to 1,027,108 from 966,139 in the same period in 2002. The number of cruise passengers increased by 34.7% in the first nine months of 2003 to 816,547 from 606,392 in the same period in 2002.

     Investment in visitor accommodation is growing as a number of major hotel projects reach completion, mainly along the North Coast of Jamaica from Negril to Ocho Rios. Since January 1999, several major hotel projects were completed and opened. Among them are the 430-room Ritz Carlton in Montego Bay, the 225-room Hedonism III Hotel in Runaway Bay, the 96-room FDR Pebbles in Trelawny and the 396-room Hotel Ríu in Negril. During 2002, five new hotels were constructed, providing an aggregate of approximately 123 additional rooms. These hotels were all in operation by March 2003.

     Ríu has recently acquired a third property in Ocho Rios, and plans to develop a 800- to 1000-room hotel on the site. The Piñero Group’s Bahía Principe Hotels purchased property in Runaway Bay to construct what is expected to be the largest hotel development in Jamaica.

     In 2002, the Ministry of Industry and Tourism continued to assist industry participants affected by the events of September 11, 2001 through an Emergency Incentive Scheme, or EIS, a short term scheme to provide benefits to the accommodation and attraction sub-sectors for the purposes of refurbishing their facilities. Approved applicants received waivers and were part of a moratorium on payment of all taxes except for the General Consumption Tax. Industry participants also received incentives from the government in 2002 through the Hotel Incentive Act, the Resorts Cottages Incentive Act and the Short-term Incentives Program II, or STIP II. STIP II is the second phase of the EIS and is available only to accommodation facilities, particularly small and medium size entities that do not benefit from any other support administered by the Ministry.

     The following table shows the number of visitor arrivals for the five years ended December 31, 2002:

Visitor Arrivals

	1998	1999	2000	2001	2002	2002/2001 % Change

Foreign Nationals	1,128,283	1,147,135	1,219,311	1,186,996	1,179,083	(0.7)
Non-resident Jamaicans	97,004	101,262	103,379	89,520	87,283	(2.5)

Total Stop-over Visitors	1,225,287	1,248,397	1,322,690	1,276,516	1,266,366	(0.8)
Cruise Passengers	673,690	764,341	907,611	840,337	865,419	(3.0)

Total Visitors	1,898,977	2,012,738	2,230,301	2,116,853	2,131,785	0.7

Average Length of Stay (nights)	10.9	10.3	10.1	10.2	10.2	0.0

Source: Jamaica Tourist Board.

     The following table shows the number of stop-over visitors by country of origin for the five years ended December 31, 2002:

Stop-over Visitors by Country of Origin

	1998	1999	2000	2001	2002	% of 2002 Total

United States	829,330	870,019	942,561	916,681	925,629	73.1
United Kingdom	109,802	124,930	135,338	127,320	125,859	9.9
Canada	116,552	100,338	107,492	111,158	97,413	7.7
Other European	96,137	83,759	63,641	53,312	53,230	4.2
Caribbean	36,818	38,023	43,971	40,845	41,138	3.3
Latin America	19,187	15,634	14,703	14,815	11,864	0.9
Japan	10,781	8,411	7,779	5,446	4,664	0.4
Other	6,680	7,283	7,205	6,939	6,569	0.5

Total	1,225,287	1,248,397	1,322,690	1,276,516	1,266,366	100.0

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2002:

Hotel Room Occupancy

	1998	1999	2000	2001	2002

	(%)
Kingston and St. Andrew	47.1	44.0	45.1	51.1	56.6
Montego Bay	59.6	59.5	62.8	59.7	54.7
Ocho Rios	63.5	59.5	59.3	59.1	58.7
Port Antonio	25.4	23.4	17.3	11.9	12.3
Mandeville	37.8	37.5	38.3	42.1	44.7
Negril	63.1	62.1	63.9	55.9	55.9

Total	58.7	57.0	58.5	56.3	55.5

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2002:

Estimated Visitor Expenditure

	Stop-over US$ per person per day	Cruise US$ per Passenger Per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change

1998	90.8	84.7	1,197.0	5.8
1999	99.1	80.0	1,279.0	6.9
2000	98.1	80.6	1,332.6	4.2
2001	92.3	85.8	1,232.9	(7.5)
2002	91.7	80.7	1,209.0	(1.9)

Source: Jamaica Tourist Board.

     In 2002, Jamaica upgraded its tourist infrastructure with the construction of the Port Antonio Marina yachting facility in Portland. The facility will allow Jamaica to compete with other yachting destinations in the region. Currently the Marina accommodates fishing and sailing yachts. In 2003, a management and operations contract for the Marina was awarded to Westrec Marinas.

     In 2000 and 2001, Jamaica also upgraded the country’s infrastructure to facilitate growth in the tourism sector. Projects completed by the end of 2001 included:

  the expansion of the cruise ship pier in Ocho Rios to accommodate mega-liners;

  the construction of the new development road in Ocho Rios;

  the Montego Bay sewage improvement project;

  the Ocho Rios sewage system;

  the pipeline phase of the Negril sewage system;

  the Negril water supply project; and

  the Montego Bay drainage and flood control project.

      In 2002 and 2003 Jamaica has made progress on the Highway 2000 project, a joint public-private sector project expected to cost US$300 million. Approximately 80% of the funding for the project will be provided by the private sector. The first phase of the project, consisting of approximately 83 kilometers, has been completed. The second phase of the project is nearing completion with the construction of the Northern Coastal Highway between Negril and Port Antonio. Work on the third phase has recently begun. Additionally, Jamaica has worked on upgrading the Norman Manley International Airport and Sangster International Airport.

     Funding for these projects comes from the European Investment Bank and the World Bank, as well as government funding and private investment in the form of loans or equity. Since 1997, Sangster International Airport has been a hub for Air Jamaica, which has increased the availability of flights and cargo space at that airport.

     Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and development in other competing tourist destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

For the year 2002, Jamaica recorded a 7% overall decline in major crimes, and an 8% reduction in murders. While the country continues to experience high levels of violent crime, almost 70% of all murders occurred within the

Kingston Metropolitan Region, including St. Andrew and St. Catherine. Measures taken by the government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourist. Although perceptions of crime in Jamaica continue to have a negative impact on the tourism industry, there were no recorded homicides involving tourists in 2002. Crime and security issues within urban inner-city communities and the growth of the illegal transnational drug trade remain major challenges for Jamaica. On October 26, 2003 residents of the community of Flankers located on the outskirts of Montego Bay, St. James blocked roads in protest at the shooting of two members of that community during an operation by the security forces. The security forces restored calm and a special community liaison officer was assigned to the area to develop and maintain a peace management programme. Jamaica believes that the incident did not have any noticeable impact on the tourism sector.

     During 2002 the government continued its program to modernize the country’s law enforcement infrastructure through:

  the acquisition of new technologies and equipment;

  enhanced training of the Security Forces;

  greater reliance on intelligence; and

  a major programme of legislative reform.

In addition, Jamaica continues to improve its cooperation with other countries in areas of crime prevention and interdiction, and has strengthened its partnership with regional countries, the United States, Canada and the United Kingdom

     Jamaica has also identified that the perception by tourists of harassment by peddlers poses a threat to the growth of the tourism industry. Jamaica is addressing this concern through a major anti-harassment drive that includes the appointment of a director of anti-harassment to closely monitor and coordinate supporting initiatives, the introduction of a fully computerized monitoring system for cruise ship piers, and the implementation of special training programs for security officers in resort areas as well as for workers in the tourism industry. In addition, fines for harassment have been increased.

     In 1998, in recognition of the need to redefine its tourism product and to provide strategic direction to the growth and development of the tourism industry, Jamaica commissioned the preparation of a Master Plan for Sustainable Tourism. The strategy includes:

  facilitating growth in selected areas;

  enhancing the visitor experience through development of products from Jamaica’s culture;

  creating heritage and diversified natural habitats; and

  developing a model to foster more community involvement in the tourism sector.

Jamaica and the relevant members of the tourism sector have agreed upon the details of the Master Plan and its implementation. Jamaica believes that the implementation of the Master Plan will ensure Jamaica’s competitive position through product diversification and improvement, lead to the adoption of sound environmental practices and create opportunities to allow more Jamaicans to participate directly in the tourism sector. The implementation of the Master Plan will continue on an ongoing basis.

     The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first in the world to attain Green Globe Certification.

Mining and Quarrying

     The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industries, is the country’s largest export sector. Jamaica is the fourth-largest producer of bauxite in the world. Mining and quarrying accounted for 9.3% of Jamaica’s GDP and 22.1% of Jamaica’s exports of goods and services in 2002.

     During 2002, bauxite production increased 6.1% compared to 2001, as shipments to the Kaiser Gramercy refinery returned to pre-explosion levels. Alumina production also rose 2.5% compared with 2001 to reach an all time high as incremental capacity from expansion programmes came on stream.

     Results of operations in the bauxite and alumina sector are sensitive to fluctuations in global commodity prices. Foreign exchange earnings in the sector fell by 3.3% to US$712.1 million in 2002, compared to a revised US$736.5 million in 2001. This decline in foreign exchange earnings was primarily due to the fall in alumina prices in 2002 as compared to 2001.

     The fall in alumina prices was due to the general weakening of the global economy that began in 2000 and deepened after the September 11, 2001 terrorist attacks in the United States. This continued fall in alumina prices follows an increase in prices in 2000 in part as a result of the temporary closure of the Kaiser Gramercy alumina refinery in the United States due to an explosion at the facility.

     Foreign exchange earnings in the mining and quarrying sector were buoyed by the increase in bauxite exports which have grown since the Kaiser Gramercy refinery in the United States moved back up to full production in 2001. Earnings from bauxite exports increased from US$94.4 million in 2001 to US$106.3 million in 2002. Jamaica expects the average price of alumina in 2003, which is indexed to the price of aluminum, to be higher than the price in 2002 due to a modest recovery in alumina prices and to a tightening of alumina supply which appeared in late 2002 and which, as projected, could last through 2005.

     Although foreign exchange earnings in the mining and quarrying sector fell in 2002 compared to 2001, real GDP in that sector grew 3.4% in 2002 compared to a increase of 3.8% in 2001. This growth in GDP since 2001 is primarily due to continuing effects from the re-opening of the Kaiser Gramercy refinery, which led to a sharp increase in bauxite production that, in turn, contributed to the real GDP growth for 2001 and 2002. The Kaiser Gramercy refinery processes approximately 60% of all crude bauxite exports from Jamaica. Crude bauxite exports from Jamaica, which had decreased from 4,020,210 tonnes in 1998 to 2,118,908 tonnes in 2000 as a result of the shutdown, have now fully recovered to 4,074,111 tonnes in 2002 as a result of the re-opening.

     Preliminary data for the first nine months of 2003 indicate that crude bauxite production totaled 2,932,636 tonnes, a decrease of 0.8% compared to the corresponding period in 2002. Exports of crude bauxite were 2,918,115 tonnes during the first nine months of 2003 also representing a decrease of 0.3% compared to the corresponding period in 2002. Alumina exports increased to 2,905,665 tonnes in the first nine months of 2003, an increase of 10.8% compared to the corresponding period in 2002 as the sector operated at a higher nameplate capacity level.

     In July 1998, the government of Jamaica, the bauxite and alumina companies and the trade unions signed a memorandum of understanding, or Mining MOU, intended, among other things, to improve industrial relations in the sector, reduce long-term costs, further increase productivity and carry out modernization and expansion of plant capacities. As part of the Mining MOU, the parties tied wage increases in this sector to increases in productivity. Jamaica believes that the Mining MOU has already begun to result in lower costs, improved quality and better adherence to safety and environmental standards. In addition, the bauxite and alumina companies and the trade unions have historically entered into collective bargaining agreements. The current agreements, in keeping with the Mining MOU, cover extended contract periods of up to three and one-half years.

     In late 2001, the government revised the fiscal regime under which the bauxite industry operates, as part of its efforts to improve the competitiveness of the industry, attract additional investment and increase export earnings.

The revisions to the regime involve a withdrawal of the bauxite production levy on certain specified conditions, including a minimum expansion capacity.

     As a result of the new fiscal regime, capacity at the JAMALCO alumina plant is currently being expanded by 25%, or 250,000 tonnes. This expansion is scheduled to be completed by the end of 2003. The Alpart alumina plant is also undergoing incremental expansion that will add 130,000 tonnes during 2003 to its existing capacity of 1.45 million tones and a further 70,000 tonnes in 2004.

     In 1999, two major consolidations in the aluminum industry were approved by the relevant regulatory agencies in the United States and the European Union. In the first, the Aluminum Company of America (Alcoa) acquired all the assets of Reynolds Metals Company, with the exception of its alumina operations. In the second, Aluminum Company of Canada (Alcan) merged with one of the largest European integrated producers, Alusuisse Lonza. The Alcan merger resulted in the divestment of Alcan’s Jamaican assets, including two alumina refineries with a combined capacity of 1.2 million tonnes, to Glencore International AG. Alcan plans to continue to purchase the output from these facilities for the foreseeable future.

     In early 2002, a third major consolidation took place with the acquisition by Norsk Hydro ASA of Norway of the German integrated producer Vereinigte Aluminium Werke Aluminium AG.

     In February 2002, Kaiser Aluminum Corporation, which is a 49% partner and operational manager of the Kaiser bauxite export plant in Jamaica and a 65% joint venture partner in the Alpart alumina plant, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, primarily due to the sustained downturn in the aluminium industry, especially in sectors such as aerospace that were particularly affected by the events of September 11, 2001.

     Jamaica believes that it has mineable bauxite reserves sufficient to last approximately 50 years under current expectations about mining practices and market demand. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. In addition, the cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

     The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2002:

Bauxite and Alumina Sector

	1998	1999	2000	2001	2002

Bauxite
Production (tonnes)	12,646,439	11,688,481	11,126,524	12,369,647	13,119,449
Exports (tonnes)	4,020,210	2,795,368	2,118,908	3,617,767	4,074,111
Prices (US$ per ton)(1)	20.0	20.0	21.1	26.1	26.10
Earnings (US$ million)(1)	80.4	55.9	44.7	94.4	106.3
Alumina
Production (tonnes)	3,440,167	3,569,633	3,600,125	3,542,385	3,630,587
Exports (tonnes)	3,476,563	3,607,196	3,642,538	3,551,954	3,635,859
Prices (US$ per ton)(2)	175.9	176.6	191.1	181.1	166.6
Earnings (US$ million)(1,3)	611.5	637.0	696.0	643.5	605.7
Total Earnings (US$ million)	691.9	692.9	740.7	737.9	712.1

(1)	Preliminary.
(2)	Average price received.
(3)	Includes exports of hydrate.
Source: Jamaica Bauxite Institute.

Manufacturing

     During the five years ended December 31, 2002, real GDP in the manufacturing sector declined by an average of 0.8% per year. This decline was due largely to a contraction of the textile and apparel sub-sector partly as a result of the implementation of the North American Free Trade Agreement, which granted preferential treatment to certain competitors. In 2002, the manufacturing sector was one of the largest contributors to GDP in the Jamaican economy, accounting for 15.4% of GDP. The manufacturing sector grew marginally by 0.9% in 2000 and 0.6% in 2001 but declined by 0.2% in 2002 due mainly to lower production of processed foods and chemicals. The number of factory closures increased from four in 2001 to six in 2002. See “The External Economy — Foreign Trade”. Manufacturing accounted for 15.4% of Jamaica’s GDP and 7.5% of Jamaica’s exports of goods and services in 2002.

     In 1997, Jamaica undertook initiatives aimed at increasing long-term growth and exports in the manufacturing sector, including the provision of concessionary rates of financing, technical support and increased incentives. Since FY 1996/97, Jamaica has provided a total of J$166.0 million to finance a program of assistance to the textile and apparel industry and has also undertaken several measures to enhance output levels in the manufacturing sector. These measures included:

  the removal of tariffs on capital goods and non-competing raw materials;

  the waiver of the GCT on capital equipment; and

  the implementation of:

    an accelerated depreciation plan;

    an interest rebate scheme for exporters,

    a plan for low-interest financing of working capital by the Export-Import Bank of Jamaica; and

    a government-sponsored debt restructuring program through the National Development Bank.

     In addition, Jamaica Promotions Limited, or JAMPRO, Jamaica’s investment promotion agency, together with the Industry Advisory Council for Apparel, has developed a five-year strategic plan aimed at the revitalization and expansion of the industry.

     In April 1999, Jamaica and the Jamaica Manufacturers Association signed a memorandum of understanding, or MOU. Pursuant to the MOU, both parties agreed to collaborate on initiatives and programs designed to increase competitiveness and production in the sector. During 2002, the government’s policies for the sector included:

  a shift of focus in the apparel industry from the lower end assembly operations in which the fabrics are cut abroad and assembled locally, to the higher-end value-added, design-led full package segment of the industry;

  the provision of concessionary loans to assist manufacturers;

  the continuation of the modernization of industry and accelerated depreciation programs; and

  the resolution of issues raised under the MOU.

Agriculture, Forestry and Fishing

     Results in the Jamaican agriculture, forestry and fishing sector historically have been very sensitive to weather conditions. Agriculture production was affected by intermittent drought conditions during 1997 and flood rains in 1999, 2001 and 2002. In response to a severe island wide drought in 1997, Jamaica prepared a National Irrigation Development Plan that includes 51 projects to be implemented over 17 years and will result in the irrigation of 20,000 hectares, 7,450 hectares of which will be newly irrigated lands.

     In 2002, real GDP in the agriculture, forestry and fishing sector declined by 8.3% due to a reduction in the hectares of crops planted and lower levels of productivity resulting from island-wide flooding in May, June and

September 2002. Agriculture, forestry and fishing accounted for 6.6% of Jamaica’s GDP and 4.4% of Jamaica’s exports of goods and services in 2002. During the first six months of 2003, the agriculture sector recorded a 5.1% increase in output, compared with a 5.0% decline in the corresponding period of 2002. The rise in output during the first half of 2003 reflects a recovery from the effects of flooding in 2002.

     Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry, which had been experiencing significant problems arising out of the 1997 drought, fluctuations in European Currency Unit exchange rates and other factors. The program provides loans for replanting of sugar cane, financial assistance for factory upgrading and rehabilitation, restructuring of a number of entities and improvements in field operations. The total cost of the program was US$100 million, which was partly funded in February 1999 by a €65 million loan facility. The facility, which is guaranteed by Jamaica and securitized with the proceeds from sugar exports to Europe, was restructured in January 2000 and increased to €84 million to include a facility to fund the short-term and medium-term capital needs of the industry. In 2002 this facility was again restructured and replaced by a €90 million loan facility. In 2002, sugar production totalled 1,966,000 tonnes, an 11.9% decline relative to 2001.

     With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union project, aimed at improving the competitiveness of the banana industry. See “Jamaica — International Relationships — Cotonou Agreement”. Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing labor costs through lower wage settlements. See “— Employment and Labor”.

     The following table shows the production of selected agricultural products for the five years ended December 31, 2002:

Production of Selected Agriculture Products

	1998	1999	2000	2001	2002

	(in tonnes)
Sugar cane	2,216,602	2,313,000	2,025,166	2,231,000	1,966,000
Yams	198,402	195,689	147,709	157,557	148,152
Bananas(1)	61,938	52,208	42,025	43,052	39,986
Potatoes	35,784	32,668	26,555	31,581	25,406
Citrus	159,318	183184	150141	138,479	136,738
Coffee	16,727	13,136	16,485	13,408	16,202
Cocoa	4,167	2,549	1,836	2,325	1,918
Pimento(1)	1,595	1,450	1,350	1000	950

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction and Installation

     After four years of declining by an average of 4.2% per year, real GDP for the construction and installation sector increased slightly by 0.2%in 2000 and then expanded by 2.0% and 2.2% in 2001 and 2002 respectively due largely to increases in road construction and residential construction. The construction and installation sector accounted for 7.5% of Jamaica’s GDP in 2002. Performance indicators which registered positive growth in 2002 included:

  housing starts, which increased by 88.1%;

  mortgage values, which increased by 3.2%;

  cement production and sales, which increased by 3.2% and 4.2% respectively;

  commercial bank loans and advances to the commercial sector, which increased by 42.2%;

  the production of selected aggregates used in building construction; and

  electrical inspections, the number of which increased from 23,497 units to 24,630 units

     However, some indicators declined in 2002, such as the production of paint, which decreased by 2.7%, and sales of locally produced cement, construction material imports and cement imports, which declined by 1.5%, 3.0% and 13.6% respectively.

Privatization

     Jamaica’s privatization program commenced in the early 1980’s with the divestment of public services and small entities such as garbage collection and sanitation services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited in 2001. In addition, the divestment of the management of the transhipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, was approved in October 2001. The consortium assumed management of the terminal in February 2002. Additionally, negotiations for the development and operation of Sangster International Airport through the granting of a 30-year concession to Montego Bay Jamaica Airports Limited, a consortium of four foreign companies (Vancouver Airport Services Limited, Dragados Concessions S.A., Agencies Universares S.A. and Ashtrom Limited) was completed in March 2003. Since then the Sangster International Airport has been managed by the Montego Bay Jamaica Airports Limited.

     The sale of Aqualapia Limited, the owner of a fish farm, was finalized in March 2003. The farm was leased to Aquaculture Limited, a subsidiary of Jamaica Broilers Limited since 1991.

     In connection with the privatization of Air Jamaica Limited in 1994, Jamaica retained ownership for its own account of 25.0% of the airline’s ordinary shares and ownership of an additional 5.0% of its ordinary shares, which Jamaica was contractually obligated to contribute to an employee share ownership plan. Since privatization, Jamaica has provided US$169.0 million in loans and assistance to the airline. A Shareholders’ Agreement is currently being drafted to give effect to the Government’s announced intention to convert this US$169.0 million in loans and assistance to share capital. The conversion would result in Jamaica owning for its own account 45.0% of the ordinary shares of the airline and an amount of preference shares to be determined. Jamaica has also guaranteed a US$45.0 million loan to the airline by Conclear Limited, which would remain outstanding after the conversion.

     The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 1986 in relinquishing its majority or residual ownership:

Summary of Certain Major Jamaican Entities Privatized (By Sale) (1)

Entity	Year(s) of Privatization	Type of Sale	Payment Received in J$ Million	Payment Received in US$ Million	Sector

National Commercial Bank	1986	Shares	156.0	N/A	Banking/Finance
Caribbean Cement Co. Ltd	1987	Shares	142.7	N/A	Manufacturing
Telecommunications of Jamaica Ltd	1987-1990	Shares	610.3	42.8	Communications
Wyndham Rose Hall Hotel	1989	Assets	21.9	18.0	Tourism
Jamaica Jamaica Hotel	1989	Assets	45.0	8.0	Tourism
Eden II Hotel	1989	Assets	27.7	5.0	Tourism
Hedonism II Hotel	1989	Assets	63.2	10.8	Tourism
Trelawny Beach Hotel	1989	Assets	29.8	5.1	Tourism
Jack Tar Hotel	1990	Assets	24.2	3.5	Tourism
Wyndham New Kingston Hotel	1990	Assets	65.0	N/A	Tourism
Radio Jamaica	1991	Shares	15.7	N/A	Communications
Mallards and Americana Hotels	1991	Assets	N/A	27.0	Tourism
National Commercial Bank	1992	Shares	277.0	11.0	Banking/Finance
Caribbean Steel Co. Ltd	1992	Shares	163.4	N/A	Manufacturing
Caribbean Cement Co. Ltd	1993	Shares	168.0	N/A	Manufacturing
Sugar Estates	1993	Assets	1,360.0	N/A	Agri-Business
Grains Jamaica Limited	1994	Shares	33.9	N/A	Manufacturing
Holiday Inn — Montego Bay	1994	Assets	N/A	22.0	Tourism
Air Jamaica Ltd	1994	Assets/Shares	270.6	18.1	Transportation
Victoria & Eastern Banana	1995	Shares	330.0	N/A	Agri-Business
Trans-Jamaican Airline	1995	Shares	40.0	N/A	Transportation
Jamaica Grain & Cereal Ltd	1996	Shares	12.0	N/A	Manufacturing
Jamaica Broadcasting Corporation	1997	Assets	20.0	N/A	Communications
Petrojam — Belize	1999	Assets	N/A	5.0	Agriculture
Caribbean Cement Co. Ltd	1999	Shares	N/A	29.8	Manufacturing
Jamaica Merchant Marine	1999	Assets	N/A	2.43	Transportation
Spring Plains — Packing Line	2000	Assets	0.08	N/A	Agriculture
Ashtrom Jamaica Limited	2000	Shares	22.0	N/A	Housing
Jamaica Public Service Co. Ltd	2001	Shares	N/A	201.0	Energy
Aqualapia Limited	2002	Lease	N/A	N/A	Agri-Business
Sangster International Airport	2003	Lease	N/A	N/A	Transportation

(1)	Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC.

Source: National Investment Bank of Jamaica Limited, Ministry of Finance and Planning.

Inflation

     The macroeconomic stabilization program introduced in 1991, which focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. The inflation rate has decreased from a high of 80.2% in 1991 to 7.3% in 2002, which represented the sixth consecutive calendar year of single-digit inflation. Inflation levels for 2002 were lower than the 8.7% recorded in 2001 primarily due to the absence of an increase in transportation costs. The inflation rate for the first nine months of 2003 was 13.1%, compared to 4.6% for the same period in 2002. The increase was due mainly to the impact of the new tax measures implemented in April 2003. The new tax package entailed the imposition of the General Consumption Tax, or GCT, on previously exempt and zero-rated goods and services (for which a tax rate of 0% is applied but for which income tax can be reclaimed on inputs), as well as a 2% tax on all imported goods and services. Macroeconomic stability continues to be a primary focus of Jamaica under the National Industrial Policy, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

     Inflation rates in Jamaica are subject to a variety of factors, only some of which are in Jamaica’s control. Factors other than Jamaica’s policies that affect the rate of inflation include the rate of inflation of Jamaica’s main trading partners, international commodity prices, fluctuations in the exchange rate and weather conditions in the agriculture sector.

     The following table shows the changes in the consumer price index for the five years ended December 31, 2002:

Year	Consumer Price Index Increase Over Previous Year

(%)
1998	7.9
1999	6.8
2000	6.1
2001	8.7
2002	7.3

Source: Statistical Institute of Jamaica

Employment and Labor

     In 2002, the total labor force in Jamaica comprised approximately 1,124,500 persons, representing a 1.8% increase compared to 1,104,800 in 2001. Only two labour force surveys were conducted in each of 2001 and 2002, instead of the usual four, as resources of the Statistical Institute of Jamaica, which conducts the labour force surveys, were re-directed to conducting the census of 2001 and a 2002 survey of living conditions. Accordingly, the averages used to calculate the figures below for 2001 and 2002 represent only two quarters for each year (having been conducted in January and April of 2001 and April and October of 2002). The service sector employed approximately 63.2% of the total labor force in 2002, while the agriculture and manufacturing sectors accounting for 19.9% and 7.0% of the total labor force, respectively.

     Average employment in 2002 was 954,300, an increase of 1.6% from 939,400 in 2001. The average unemployment rate was 15.1% in 2002, marginally up from 15.0% in 2001. The unemployment rate in Jamaica during the past five years has been relatively stable, ranging from a high of 15.5% in 1998 to a low of 15.0% in 2001.

     There were 27 reported work stoppages and 5,642 man-days lost in 2002, compared to 14 reported work stoppages and 13,178 man-days lost in 2001. These work stoppages occurred mainly in the personal services sector and to a lesser extent in the financing, insurance real estate and business services, manufacturing, agriculture and forestry, and fishing sectors. In 1998, Jamaica, the bauxite and alumina producers and unions signed a memorandum of understanding, or MOU, which for the first time links wage growth to productivity growth. This MOU applies to all of Jamaica’s bauxite and alumina producers and a majority of the workers. A similar agreement has already been adopted in the water and manufacturing sectors. See “— Principal Sectors of the Economy — Manufacturing.”

The following table shows certain labor force and employment data for the five years ended December 31, 2002:

Labor Force and Employment

	1998(1)	1999(1)	2000(1)	2001(2)	2002(2)

	(in thousands of persons, except percentages)
Total Population(2)	2,573.7	2,589.4	2,604.8	2,621.1	2,624.7
Labor Force	1,128.6	1,119.1	1,105.3	1,104.8	1,121.5
Employed	953.6	943.9	933.5	939.4	954.3
Unemployed	175.0	175.2	171.8	165.4	170.1
Unemployment Rate (%)	15.5	15.7	15.5	15.0	15.1
Job-Seeking Rate (%)	7.4	7.1	7.7	6.2	6.4
Labor Force Participation Rate (%)	65.6	64.5	63.3	63.0	63.6

(1)	Labor force statistics reflect annual averages.
(2)	Labor force statistics for these periods reflect averages of January and April figures only.
(3)	End of year population.

Source: Statistical Institute of Jamaica

Legal Proceedings

     The Ministry of Transport and Works granted franchises to the National Transport Cooperative Society, or NTCS, in March 1995 to operate buses in the Kingston Metropolitan area. The Ministry of Transport and Works terminated the franchises with NTCS in September 1998. NTCS, in arbitration proceedings with the Ministry of Transport and Works, is claiming damages of approximately J$50 billion, plus interest, alleging breach of contract resulting from the termination of the franchises. On October 2, 2003 an arbitration tribunal awarded to NTCS the sum of J$4.5 billion, plus interest, to be paid by the Government. The Government commenced legal proceedings in the Supreme Court of Jamaica on October 27, 2003 challenging this award.

THE EXTERNAL ECONOMY

Balance of Payments

     Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. In 2002, the balance of payments recorded a deficit of US$238.7 million, after recording a surplus of US$865.4 million in 2001. The 2002 balance of payments deficit was largely due to a significant reduction in official foreign capital inflows resulting from a significant decrease in capital raising on the international capital markets during 2002 as compared to 2001. See “Public Sector Indebtedness — External Debt”. In 2002, the current account deficit widened by 47.8% to US$1,119.3 million. The current account measures the trade balance plus the balance on services, income, private unrequited transfers and official unrequited transfers.

     The merchandise trade deficit increased by 15.6% to US$1,870.5 million in 2002 from US$1,618.2 million in 2001, reflecting the combined effects of an increase in imports and a reduction in exports. For the purposes of this paragraph, exports include free-zone exports and goods procured in ports, and imports are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports. The value of exports fell by 10.0% to US$1,309.1 million in 2002 from US$1,454.4 million in 2001, while imports expanded by 3.5% to US$3,179.6 million in 2002 from US$3,072.6 million in 2001. During 2002, the value of exports was largely affected by the continued contraction of the apparel industry and a decline in export earnings from alumina. The increase in imports in 2002 was largely a result of higher imports of consumer durables and capital goods. See “The Jamaican Economy — Principal Sectors of the Economy”.

     The surplus on the services account decreased by 29.2% to US$271.1 million in 2002 from US$383.1 million in 2001. The decline resulted largely from lower travel inflows, which were negatively impacted by the September 11, 2001 terrorist attacks on the United States, the resulting U.S. war in Afghanistan and the general downturn in the world economy. Net income outflows increased by 38.4% to US$605.8 million in 2002 from US$437.8 million in 2001, mainly due to higher net outflows of investment income.

     Net transfers grew consistently over the five years ending December 31, 2002, primarily as a result of increased remittances by Jamaicans living abroad. In 2002, net transfers increased by 18.6% to US$1,085.9 million from US$915.4 million in 2001.

     The balance of payments results in 2002 were influenced by the reduction in official investment flows resulting from a significant decrease in capital raising on the international capital markets during 2002 as compared to 2001. See “Public Sector Indebtedness — External Debt”. The decline in foreign capital inflows also impacted net international reserves, which decreased from US$1,840.7 million at December 31, 2001, to US$1,597.0 million at December 31, 2002.

     The following table shows Jamaica’s balance of payments for the five years ended December 31, 2002:

Balance of Payments

	1998	1999	2000	2001	2002

	(in millions of US$)
Current Account	(333.8)	(216.3)	(367.4)	(757.5)	(1,119.3)
Goods Balance	(1,130.5)	(1,186.5)	(1,441.5)	(1,618.2)	(1,870.5)
Exports(1)	1,613.4	1,499.1	1,562.8	1,454.4	1,309.1
Imports(2)	2,743.9	2,685.6	3,004.3	3,072.6	3,179.6
Services Balance	476.8	655.4	603.2	383.1	271.1
Transportation	(278.4)	(233.6)	(256.6)	(256.2)	(245.6)
Travel	998.9	1,052.4	1,123.9	1,026.2	951.0
Other Services	(243.7)	(163.4)	(264.1)	(386.9)	(434.3)
Goods and Services Balance	(653.7)	(531.1)	(838.3)	(1,235.1)	(1,599.4)
Income	(308.1)	(332.5)	(349.9)	(437.8)	(605.8)
Compensation of Employees	66.1	70.3	67.4	74.6	82.1
Investment Income	(374.2)	(402.8)	(417.3)	(512.4)	(687.6)
Current Transfers	628.0	647.3	820.8	915.4	1,085.9
General Government	43.2	45.8	147.9	119.7	107.6
Other Sectors	584.8	601.5	672.9	795.7	978.3
Capital And Financial Account	333.7	216.3	367.4	757.5	1,119.0
Capital Account	(8.7)	(10.9)	2.2	(23.6)	(16.9)
Official	4.2	4.1	15.6	2.2	0.2
Private	(12.9)	(15.0)	(13.4)	(25.8)	(17.1)
Financial Account	342.4	227.2	365.2	781.1	1,135.9
Other Official Investment	(41.3)	(331.4)	383.6	653.4	77.1
Other Private Investments (including errors and omissions)	423.0	425.0	504.6	993.1	820.4
Increase/(Decrease) in reserves(3)	39.3	(133.6)	523.0	865.4	(238.7)

(1)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.
(3)	Official International Reserves held by Jamaica and the Bank of Jamaica.
Source: Bank of Jamaica.

Foreign Trade

     Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2002 increased by 1.3% to US$4,687.8 million, as compared to US$4,625.9 million in 2001. The merchandise trade deficit rose by 12.6 % in 2002 to US$2,453.2 million, as compared to US$2,179.5 million in 2001.

     The deficit in 2002 resulted from the combined effects of a 4.9 % increase in imports, principally due to increased importation of consumer durables and capital goods, and a 8.7 % decline in exports, primarily non-traditional exports. Non-traditional exports include foods and beverages such as cucumbers, pumpkins, dasheens, sweet potatoes, yams, mangoes, papayas, fish, crustaceans and molluscs, beverages (excluding rum) and tobacco, inedible plants such as cut flowers, foliage and other live plants, apparel, furniture and certain other exports.

The following table shows the performance of merchandise trade for the five years ended December 31, 2002

Merchandise Trade

	Imports	% Change	Exports	% Change	Balance	% Change

	(in millions of US$, except percentages)
1998	3,029.4	(3.1)	1,316.3	(5.1)	(1,713.1)	(1.6)
1999	2,959.5	(2.3)	1,245.7	(5.4)	(1,713.8)	0.0
2000	3,307.2	11.7	1,301.0	4.4	(2,006.2)	17.1
2001	3,402.6	2.9	1,223.3	(6.0)	(2,179.5)	8.6
2002(2)	3,570.5	4.9	1,117.3	(8.7)	(2,453.2)	12.6

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Exports

     Total exports during 2002 decreased by 8.7% to US$1,117.3 million, compared to US$1,223.1 million in 2001, primarily due to the decline in earnings from alumina and apparel. The value of traditional exports decreased by 3.2%, to US$869.0 million, compared to US$897.3 million in 2001. See “The Jamaican Economy — Principal Sectors of the Economy —Mining and Quarrying”. The value of non-traditional exports fell by 23.7 to US$228.6 million in 2002 from US$299.8 million in 2001principally as a result of declines in exports of apparel. For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

     Exports of apparel, the largest foreign exchange earner in the non-traditional category of exports, continued to decline in 2002, with earnings amounting to US$18.9 million, 78.6% below earnings in 2001. This trend reflects the decreased competitiveness of apparel exports due to higher production costs and the favorable trade treatment afforded to competing apparel exporting countries such as Mexico, in the United States market. The implementation of the United States Trade and Development Act of 2000, which provides Caribbean countries including Jamaica with NAFTA-like privileges, may remove some of the structural barriers in the United States to non-traditional exports from these countries. See “Jamaica — International Relationships — The Trade and Development Act of 2000”.

     The following table shows Jamaica’s exports by sector for the five years ended December 31, 2002:

Exports

	1998	1999	2000	2001 (rev)	2002 (prel)

	(in millions of US$)
Traditional Exports
Agriculture
Banana	33.2	29.8	22.9	18.3	17.6
Citrus	3.8	4.3	3.8	4.0	2.0
Coffee	16.7	23.9	32.3	29.9	32.0
Cocoa	2.2	1.1	0.6	1.5	0.9
Pimento	4.1	4.9	4.9	3.5	2.6

Total	60.1	64.0	64.5	57.2	55.1
Mining and Quarrying
Bauxite	81.0	55.9	45.5	93.8	106.3
Alumina	600.7	626.5	684.3	642.6	603.8
Gypsum	1.3	1.2	2.2	2.0	0.9

Total	683.0	683.6	732.0	738.4	711.0
Manufacturing
Sugar	94.6	95.2	83.3	70.5	66.2
Rum	25.3	27.6	26.4	28.8	34.5
Citrus Products	0.1	0.2	1.1	0.2	0.2
Coffee Products	0.8	0.8	0.8	0.8	0.7
Cocoa Products	1.4	1.6	1.7	1.4	1.3

Total	122.2	125.4	113.3	101.7	102.9

Total Traditional Exports	865.3	873.0	909.8	897.3	869.0
Non-Traditional Exports
Food and Beverage
Cucumbers	0.0	0.0	0.1	0.1	0.0
Pumpkins	1.0	1.1	0.8	0.7	0.6
Dasheens	1.5	1.5	0.8	1.2	1.0
Sweet Potatoes	1.8	2.1	1.4	1.7	1.5
Yams	12.9	12.9	11.9	14.1	13.2
Mangoes	0.5	0.9	0.8	1.0	0.5
Papayas	6.4	4.9	3.4	3.8	4.2
Fish, Crustaceans & Molluscs	14.5	14.7	10.0	11.8	5.5
Other Food Exports	40.6	43.5	46.6	59.9	56.3
Beverages and Tobacco (excluding rum)	47.3	28.9	33.4	19.5	21.5

Total	126.5	110.5	109.2	113.8	104.3
Inedible Materials
Cut Flowers	0.4	0.3	0.2	0.2	0.1
Foliage & Other Live Plants	0.3	0.4	0.1	0.1	0.0
Limestone	1.2	0.6	1.6	1.2	1.2
Other	4.6	3.3	3.4	2.9	3.7

Total	6.5	4.6	5.3	4.4	5.0
Apparel	200.9	159.1	149.1	88.5	18.9
Furniture	1.4	0.7	0.4	0.8	0.8
Other Exports	65.3	63.3	85.3	92.4	99.6

Total	267.6	223.1	234.8	181.7	119.3

Total Non-Traditional Exports	400.6	338.2	349.3	299.8	228.6
Re-Exports	50.4	34.5	41.9	25.9	19.8

Total Exports	1,316.3	1,245.7	1,301.0	1,223.0	1,117.4

Source: Statistical Institute of Jamaica.

     The Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, currently enjoy preferential trade arrangements with respect to exports to the European Union pursuant to the Cotonou Agreement. The future of these preferential trade arrangements is important to Jamaica, as the EU is the only region with which Jamaica has consistently maintained a trade surplus. The Cotonou Agreement also provides guaranteed access to European markets for certain maximum amounts of Jamaican sugar exports.

     The special arrangements for the importation of bananas provided by the Cotonou Agreement and its predecessor, the Lomé IV Convention, have been challenged by the United States and four Latin American banana producers. The WTO has ruled that these preferential access arrangements for ACP bananas unfairly restricts banana-producing Central and Latin American countries’ access to the European market. In April 2001, the United

States and the European Union announced an agreement by which the banana arrangements would be gradually phased out by 2006. See “Jamaica — International Relationships — Cotonou Agreement”.

     The Jamaican banana industry has taken steps to make the industry more competitive in anticipation of the phase-out of the special arrangements under the Cotonou Agreement. The Jamaican banana industry accounted for approximately 1.6 % of export earnings for 2002 compared to 1.5% of export earnings for 2001. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”.

Imports

     Merchandise imports increased by 4.9% to US$3,570.4 million in 2002 from US$3,402.6 million in 2001 as a result of an 84.2 increase in the value of capital goods and a 9.3% increase in the value of imports of consumer goods. The increase in the value of capital goods was mainly due to increased importation of special purpose motor vehicles and telecommunication equipment. For the purposes of this discussion, imports are cost, insurance and freight values and exclude free-zone imports and goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2002:

Imports (c.i.f.)

	1998	1999	2000	2001 (rev)	2002 (prel)

	(in millions of US$)
Consumer Goods
Food (incl. Beverages)	273.7	274.2	258.9	266.3	291.0
Other Non-Durables	288.3	313.5	320.2	319.0	304.6
Semi-Durables	80.0	91.4	93.1	95.8	115.2
Durables — Motor cars	158.1	134.0	142.4	137.6	151.1
Other Consumer Durables	128.6	151.7	156.4	166.2	232.6

Total	928.7	964.8	971.0	984.9	1,094.5
Raw Materials and Intermediate Goods
Food (incl. Beverages)	237.7	207.7	208.4	226.8	214.2
Industrial Supplies	723.1	681.4	715.9	701.7	644.1
Fuel and Lubricants	305.5	416.0	648.1	614.8	635.7
Parts and Accessories of Capital Goods	266.9	219.2	248.6	294.4	311.0

Total	1,533.2	1,524.3	1,821.0	1,837.7	1,805.0
Capital Goods
Transportation Equipment	6.2	3.6	3.9	1.9	3.5
Other Industry Transportation	120.7	83.1	103.9	106.0	116.5
Construction Materials	167.0	156.9	150.4	150.0	142.6
Machinery and Equipment Excluding
Transportation	264.3	220.5	247.2	315.1	398.4
Other	9.3	6.3	9.8	7.0	10.1

Total	567.5	470.4	515.2	580.0	671.1

Total Imports	3,029.4	2,959.5	3,307.2	3,402.6	3,570.6

Source: Statistical Institute of Jamaica.

Trading Partners

The United States, the United Kingdom and Canada are Jamaica’s main trading partners.

The following tables show the direction of trade for the five years ended December 31, 2002:

Exports (f.o.b.) by Destination

	1998	1999	2000	2001 (rev)	2002 (prel)

	(in millions of US$)
NAFTA	680.5	596.1	624.7	577.2	470.3
of which USA	521.3	460.8	494.3	380.2	305.6
of which Canada	154.3	136.3	123.2	191.1	156.9
European Union	376.0	388.3	410.5	359.7	345.6
of which UK	158.9	153.7	160.4	157.1	134.1
CARICOM	43.6	42.0	49.0	50.6	43.4
Japan	16.0	22.4	30.3	27.8	28.6
Other countries	200.2	196.9	186.5	207.8	209.6

Total	1,316.3	1,245.7	1,301.0	1,223.1	1097.5

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin

	1998	1999	2000	2001 (rev)	2002 (prel)

	(in millions of US$)
NAFTA	1,719.4	1,608.4	1,794.3	1,755.3	1,775.7
of which USA	1,545.7	1,436.8	1,541.5	1,525.8	1,554.0
of which Canada	95.4	96.7	98.3	97.6	112.1
European Union	288.0	233.1	266.2	316.8	375.7
of which UK	115.7	96.0	98.2	102.5	93.7
CARICOM	319.3	366.8	402.3	433.0	398.9
Japan	203.6	179.3	191.7	187.5	211.5
Other countries	499.1	571.9	652.7	710.0	808.6

Total	3,029.4	2,959.5	3,307.2	3,402.6	3,570.4

Source: Statistical Institute of Jamaica.

International Reserves

     Net international reserves of the Bank of Jamaica declined to US$1,597.0 million at December 31, 2002, from US$1,840.7 million at December 31, 2001. Gross international reserves at December 31, 2002, were US$1,643.1 million, or approximately 29.1 weeks of merchandise imports. The decrease in the international reserves during 2002 was largely due to foreign debt payments made in the context of a concomitant reduction in official capital inflows due to a decline in capital raising on the international capital markets. See “Public Sector Indebtedness — External Debt”, “Public Finance — Revenue” and “Public Finance — Financial Sector Restructuring”.

     At September 30, 2003 net international reserves of the Bank of Jamaica were US$1,182.6 million, with gross international reserves at US$1,216.7 million, or approximately 19 weeks of merchandise imports. The Bank of Jamaica’s internal target for minimum gross international reserves is 12 weeks of imports, which target is also reflected in the statutory guideline contemplated by pending amendments to the Bank of Jamaica Act. The US$414.4 million decline in net international reserves since December 2002 was mainly attributable to significant foreign amortization and interest payments made during a period in which Jamaica did not raise capital in the international capital markets.

     The following table shows the Bank of Jamaica’s international reserves for the five years ended December 31, 2002:

International Reserves

	1998	1999	2000	2001	2002

	(in millions of US$)
Supplementary Fund	82.4	35.2	36.4	39.1	40.6
Special Drawing Rights	0.7	0.7	1.5	1.5	1.4
Other Reserves	623.4	515.9	1,010.9	1,862.7	1601.1
Gross International Reserves	706.5	551.8	1,048.8	1,903.3	1643.1
Total Foreign Liabilities	124.5	101.6	79.3	62.6	46.1
Net International Reserves	582.0	450.2	969.5	1,840.7	1597.0
Gross Reserves in Weeks of Merchandise Imports	11.9	10.5	18.3	33.6	29.1

Source: Bank of Jamaica.

Exchange Rates

     As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow foreign currency, and non-residents are permitted to invest and borrow both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments, and an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaican dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

     Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target. Jamaica intends to conduct its macroeconomic policies in such a way as to maintain relative stability in the foreign exchange market.

     During 2002, the JA dollar gradually decreased in value against the US dollar, with the JA/US dollar exchange rate falling from J$47.40 to US$1.00 at December 31, 2001 to J$50.97 to US$1.00 at December 31, 2002, a depreciation of 7.0%. Since the exchange rate is market-determined, there can be no assurance that the exchange rate will be maintained at current levels. The official exchange rate on November 28, 2003, was J$60.57 per US$1.00.

PUBLIC FINANCE

The Public Sector Budget

     The government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of state-owned enterprises and public utilities are therefore excluded from the public sector budget.

     Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution, the Minister of Finance and Planning is responsible for preparing estimates of revenue and expenditure before the close of the previous fiscal year and submitting those estimates to Parliament as early as possible in the fiscal year to which they relate. The Ministry of Finance and Planning, in conjunction with other ministries and departments, prepares a draft budget, which must be approved by the Cabinet prior to its submission to Parliament. Final approval by Parliament is usually granted by early May of the relevant fiscal year.

     The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to Jamaica’s day-to-day operating expenditure, while capital expenditure refers to Jamaica’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

     The following table shows Jamaica’s fiscal results for FY 1998/99 through FY 2002/03 and the FY 2003/04 fiscal budget:

Government Revenue and Expenditure

	FY 1998/99	FY 1999/2000	FY 2000/01	FY 2001/02	FY 2002/03	Budget FY 2003/04

	(in millions of J$)
Revenue	74,096.2	90,828.3	108,440.2	109,721.5	118,458.4	147,062.9
Tax Revenue	66,970.3	75,962.1	87,074.4	90,568.2	102,858.7	133,692.8
Income and Profits	25,843.3	29,389.9	35,456.7	35,516.4	40,566.7	50,133.7
Production and Consumption	20,973.5	23,102.6	26,686.8	28,549.1	34,120.9	46,927.9
Of which GCT (local)	10,553.0	12,165.8	13,059.2	13,772.1	17,014.5	27,806.5
Trade Duty	20,153.6	23,469.6	24,930.9	26,502.6	28,171.0	36,439.0
Non-Tax Revenue(1)	3,085.3	5,271.3	7,783.9	4,949.3	4,882.9	7,804.0
Bauxite Levy	2,786.7	2,605.1	2,752.6	2,252.3	1,762.7	1,767.5
Capital Revenue(2)	601.6	5,596.6	9,092.2	9,989.5	8,039.9	2,877.0
Grants	652.3	934.8	1,737.1	1,962.2	914.3	921.6
Expenditure	93,267.3	103,403.5	104,193.1	123,989.0	149,029.0	171,396.1
Recurrent Expenditure(3)	84,743.0	93,166.3	95,780.6	113,665.2	141,080.4	162,350.0
Programs	18,240.8	19,487.3	17,696.6	20,066.5	27,463.1	28,975.4
Wages and Salaries	31,913.2	31,895.0	35,163.8	42,588.2	51,496.7	54,163.0
of which retroactive(4)	3,762.8	0.0	3,196.3	2,571.1	5,640.9	3,308.0
Interest	34,589.0	41,784.0	42,920.3	51,010.4	62,120.6	79,211.6
Domestic	28,540.5	34,980.3	34,306.0	40,353.4	46,934.8	60,460.6
Foreign	6,048.4	6,803.7	8,614.3	10,656.9	15,185.7	18,751.0
Capital Expenditure(5)	6,900.4	8,400.5	8,545.3	9,290.9	7,072.1	8,398.8
IMF	602.8	746.2	799.3	835.5	876.6	647.3
Unallocated	1,021.1	1,090.5	(932.2)	197.4	0.0	0.0
Fiscal Surplus (Deficit)	(19,171.1)	(12,575.2)	4,247.1	(14,267.5)	(30,570.6)	(24,333.1)
Loan Receipts	60,599.4	72,482.6	69,346.2	101,826.7	107,417.4	116,436.3
External	11,883.7	10,706.0	27,284.7	39,349.9	23,258.8	15,897.1
Domestic	48,715.7	61,776.7	42,061.4	62,476.8	84,158.6	100,539.2
Amortization	34,692.7	54,940.3	61,758.3	90,973.4	89,917.3	90,308.8
External	14,926.7	15,802.6	13,417.7	13,573.7	35,959.9	13,580.5
Domestic	19,766.0	39,137.7	48,340.5	77,399.8	53,957.4	76,728.3
Primary Surplus (Deficit)	15,417.9	29,208.7	47,167.4	36,742.9	31,549.9	54,878.5
Overall Surplus (Deficit)	6,735.6	4,967.22	11,835.0	(3,414.3)	(13,070.5)	1,794.4
GDP(6)	278,591.0	302,850.0	336,387.0	365,188.0	396,097.3	435,444.6

(1)	Non-tax revenue includes user fees and interest revenue.
(2)	Capital revenue includes royalties, loan repayments and divestment receipts.
(3)	Recurrent expenditure refers to Jamaica’s day-to-day operational expenses.
(4)	Retroactive wages and salaries represent payments, in any given year, of wages and salaries due for previous fiscal years.
(5)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(6)	GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year. The gross domestic product series has been revised and this revision is presented in the National Income and Product Report 2001. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors.

Source: Ministry of Finance and Planning and Planning Institute of Jamaica.

FY 2002/03 Revenue and Expenditure

     Jamaica posted a fiscal deficit in FY 2002/03 of J$30.6 billion, or 7.7% of GDP. This followed a fiscal deficit of J$14.3 billion, or 3.9% of GDP in FY 2001/02, a surplus of J$4.2 billion, or 1.3% of GDP in FY 2000/01, and fiscal deficits of J$19.2 billion, or 6.9% of GDP, in FY 1998/99 and J$12.6 billion, or 4.2% of GDP, in FY 1999/2000. These deficits were partly due to the restructuring of Jamaica’s financial sector and to higher interest payments associated with the fiscal costs of supporting Jamaica’s monetary policy to achieve its inflation objective. The surplus in 2000/01 arose from the one-time receipt of US$201.0 million (J$7.4 billion) in proceeds from the divestment of Jamaica Public Service Company Limited in 2001.

     Jamaica has achieved significant primary surpluses over the last five years. The fiscal operations recorded primary surpluses of 5.5% of GDP in FY 1998/99; 9.6% of GDP in FY 1999/2000; 14.0% of GDP in FY 2000/01; and 10.1% of GDP in FY 2001/02 and 8.0% of GDP in FY 2002/03.

     The operations of the overall public sector recorded deficits of 7.0% of GDP in FY 1998/99, and 3.6% of GDP in FY 1999/2000. A surplus of 1.6% of GDP was recorded in FY 2000/01 followed by deficits of 5.4% of GDP in FY 2001/02 and 11.1% of GDP in FY 2002/03.

     Total revenue for FY 2002/03 was J$118.5 billion, or 29.9% of GDP. This represents an 8.0% increase over total revenue collected in FY 2001/02. This revenue performance was influenced mainly by a 13.6% increase in tax revenue due largely to an improvement in compliance underscored by the tax administrative reform programme and customs modernization. Revenue collections however were 5.3% below budget due mainly to lower than projected economic growth. Economic activity was impacted by the slower than anticipated recovery of the tourism sector following the September 11th attacks in the United States and continued sluggishness in the US economy that affected the bauxite/alumina sector and flood rains that adversely affected agriculture and mining.

     Total expenditure for FY 2002/03 was J$149.0 billion, or 37.6% of GDP. This represented a 20.2% increase over FY 2001/02 and an increase of J$13.9 billion, or 10.3% over budget. Recurrent expenditure totalled J$141.1 billion in FY 2002/03, representing 94.7% of total expenditure, with capital expenditure representing 5.3% of total expenditure. Recurrent expenditure was higher than budgeted, whereas capital expenditure fell below the amount budgeted. Given the limited room in the budget for discretionary spending, capital expenditure had to be reduced in an effort to remain within the fiscal deficit target. Notwithstanding this reduction, due to significantly higher and unavoidable recurrent expenditure, this fiscal deficit target was exceeded.

     The largest component of recurrent expenditure was interest costs, which represented 41.7% of Jamaica’s expenditures in FY 2002/03, marginally higher than the 41.2% in FY 2001/02. This compares to 40.4% in FY 1999/2000 and 37.1% in FY 1998/99. Interest expenditure consumed 52.4% of total revenue in FY 2002/03, compared to 46.5% of total revenue in FY 2001/02, 39.6% in FY 2000/01, 46.0% in FY 1999/2000 and 46.7% in FY 1998/99. The increase in interest expenditure since FY 1998/99 primarily reflected the increase in domestic debt to cover the fiscal costs of Jamaica’s anti-inflation objectives and restructuring and rehabilitating the financial sector.

     Expenditure on wages and salaries in FY 2002/03 increased to J$51.5 billion, or 34.6% of total expenditures, compared to J$42.6 billion, or 34.4%of total expenditures, in FY 2001/02

FY 2003/04 Budget

     The FY 2003/04 budget is consistent with Jamaica’s overall macroeconomic program, which has at its primary goals the maintenance of single digit inflation, continued stability in the foreign exchange market, the containment of the growth of public debt, the lowering of interest rates and the promotion of economic growth. For FY 2003/04, Jamaica has budgeted for a fiscal deficit of J$24.3 billion. Budgeted revenue for FY 2003/04 amounts to J$147.1 billion, with approximately 91% projected to be received from tax revenue. Tax revenue is budgeted to increase by 30% in FY 2003/04, primarily as a result of: the imposition of GCT on previously exempt and zero-rated goods and services, as well as a 2% tax on imports; the normal increase in the base revenue generated from economic activity; and implementation of legislative measures to amend the Income Tax and Customs Act alongside other measures implemented under its tax administration reform project. See “—Tax Reform”.

     Expenditure is budgeted to increase by 15.0% over FY 2002/03 due largely to a 27.5% increase in interest expenditures and a 5.2% increase in wages and salary. Capital expenditure is budgeted to increase by 18.8%. The FY 2003/04 expenditure budget totals J$171.4 billion, comprising J$162.4 billion for recurrent expenditure and J$8.4 billion for spending on capital projects, with J$0.6 billion allocated for payments to the IMF. Of the recurrent expenditure budget, J$29.0 billion is allocated to programs, J$54.2 billion is allocated to wages and salaries and J$79.2 billion is allocated to interest payments.

Tax Reform

     Prior to 1986, the individual income tax base in Jamaica included all sources of income with a graduated marginal rate structure ranging from 30.0% to 57.5%. There were no standard deductions, but taxpayers could qualify for 16 separate tax credits which had been gradually added to the tax system over the years. Because these credits came into existence on different dates and were not indexed to inflation, their value had been substantially eroded over the years. Jamaica further narrowed its tax base by permitting employers to grant non-taxable perquisites to employees, which were not required to be reported as income.

     In 1986, Jamaica introduced tax reforms that included a flat tax rate for individuals and a uniform standard deduction, or income exemption level, which replaced the former system of tax credits. A flat tax rate and an income threshold replaced the progressive rate structure. Since 1993, the personal income tax rate has been 25.0%. The threshold after which taxes are paid has increased over time. Effective January 2001, the threshold was raised to J$120,432. The corporate tax rate is 33 1/3%.

     The following table shows the changes in personal income tax rate and threshold since 1986:

Personal Income Tax Rates and Thresholds

Effective Date	Rate (%)		Threshold (J$)	Increase (%)

January 1986	33	1/3	8,580
January 1989	33	1/3	10,400	21.2
January 1992	33	1/3	14,352	38.0
January 1993	25		18,408	28.3
January 1994	25		22,464	22.0
January 1995	25		35,568	58.3
January 1996	25		50,544	42.1
January 1998	25		80,496	59.3
January 1999	25		100,464	24.8
January 2001	25		120,432	19.9
January 2002	25		120,432	—
January 2003	25		120,432	—

Source: Ministry of Finance and Planning.

     Jamaica implemented a tax administration reform project in 1994. The goal of the project is to broaden the tax base, facilitate voluntary compliance with the tax laws, improve the effectiveness of tax administration and tax collection, and control tax evasion.

     In 1996, Jamaica implemented a tax compliance program aimed at improving the efficiency and effectiveness of tax administration and compliance through the implementation of a tax registration number system which assigned individuals and businesses identification numbers. The registration of taxpayers, which began in March 1996, is ongoing. The system became operational on November 18, 1996. At June 25, 2003, approximately 1,273,876 confirmed taxpayer registration numbers had been assigned, more than the number of taxpayers originally targeted for inclusion.

     As a part of the reform of the tax system, the Revenue Administration Act was amended in FY 1998/99 to strengthen the enforcement capacity of tax administration. These amendments enabled the reorganization of revenue departments on the basis of functions rather than tax type, and the sharing of information among the revenue departments. The re-organization was completed in December 1999.

     In FY 1999/2000, Jamaica implemented a J$4.4 billion tax and user fee package. In April 1999, as part of the tax and user fee package, Jamaica implemented a new tax increase on gasoline and related products. As a result, there were island-wide demonstrations and isolated riots in Kingston and St. Catherine. The demonstrations lasted for a period of three days with its supporters asking for a complete roll-back of the gasoline tax increase. In response to the demonstrations, Jamaica appointed a broad-based committee comprising members of the private sector, trade unions and public sector. Consistent with the committee’s recommendations, Jamaica announced a 50% roll-back of the gasoline tax increase. In order to replace the revenue that would have been raised by the gasoline tax increase as it was originally implemented, Jamaica increased the number of financial institutions required to withhold tax at source, and increased the range of financial instruments subject to withholding tax. Withholding tax at a uniform rate of 15% was applied to interest payable on or after June 1, 1999. Subsequently, the uniform rate of the withholding tax was raised to 25.0% and has been applied to interest payable on or after May 1, 2000.

     In April 2000, Jamaica announced its intention to eliminate gradually the income tax on dividends paid by publicly listed companies in order to encourage the movement of funds into the equity market and away from fixed income securities. The gradual elimination of this tax occurred over a three-year period. Effective June 1, 2000 the tax rate applicable to dividends was lowered to 20.0%. Effective April 1, 2001, the rate was reduced to 10.0% and, as of April 1, 2002, the tax was eliminated.

     In April 2003, Jamaica implemented a J$13.8 billion tax and user fee package. The measures include the imposition of GCT on some previously zero-rated and exempt goods and services, a 2% tax on imports, and a 15% bet winning tax on the National Lottery. Legislative measures to amend the Income Tax and Customs Act are being implemented together with other measures under the tax administrative reform project. These include the removal of tax exemptions previously granted to certain public sector entities, in furtherance of which the Public Enterprises (Removal of Tax Concessions) Act, 2003 was recently passed in the Lower House of Parliament.

Financial Sector Restructuring

     Jamaica has experienced significant problems within its financial sector as a result of the interrelationships between affiliated banks, building societies and insurance companies, weak management practices and the significant slowing of the rate of inflation. Between 1993 and 1998, the Minister of Finance and Planning, pursuant to powers vested in him under amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica Act, placed 12 financial institutions under temporary management and intervened in 10 financial institution groups that included banks, insurance companies and their non-core businesses. Two institutions, FIS and FINSAC, were created by Jamaica to facilitate the resolution of the failed banks and to proceed with the restructuring and reorganization of the financial sector.

Intervention and Divestment

     Jamaica’s intervention in the financial sector, through FINSAC, was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors. This intervention resulted in the protection of 1.5 million deposit accounts with a value of J$68.7 billion and 569,000 individual insurance policies with a total face value of J$174.4 billion. FINSAC’s intervention also provided protection to 55,000 beneficiaries of private pension funds, which had a total value of J$19.0 billion.

     The types of assistance FINSAC has provided include the assumption of deposit and other liabilities, the provision of liquidity support, the purchase of ordinary and preference shares, the acquisition of under-performing assets and the provision of subordinated loans. In exchange for such assistance, FINSAC has acquired a combination of equity, board seats and the assets in numerous financial institutions and their related companies. FINSAC’s activities in the banking sector also involved the merger of several financial institutions under its control to create Union Bank of Jamaica Limited, which was subsequently sold in March 2001 for J$1.6 billion.

     FINSAC financed its operations through the issuance of government-guaranteed securities. A portion of these securities was repaid with the first installment of the proceeds of loans from the IADB, CDB and World Bank and an additional portion was repaid with the proceeds of the divestment of approximately J$11.7 billion in assets and property, including many major Jamaican banks, insurance companies, hotels and other businesses. As of April 1, 2001, the remaining J$79.3 billion in government-guaranteed securities issued by FINSAC were assumed by Jamaica as direct obligations. See “Public Sector Indebtedness”.

     As a result of the FINSAC intervention, FINSAC assumed investments in various financial institutions, non-performing loan portfolios and other financial assets, the great majority of which it has divested to the private sector during the last three years. FINSAC aggressively marketed its non- performing loan portfolio, which resulted in its sale by the end of 2002. In addition, in 2002 FINSAC sold its shareholdings in two of the largest financial institutions that had been in need of intervention and rehabilitation, the National Commercial Bank (the largest commercial bank in Jamaica) and Life of Jamaica (a major insurance company in Jamaica).

     Proceeds from these sales have been used to reduce FINSAC liabilities and, consequently, the public sector debt associated with the rehabilitation of the financial sector.

     With the fulfilment of FINSAC’s responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, the government scaled down the operations of FINSAC as of July 2003. The management of the government’s minority stakes in institutions in which FINSAC intervened as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations have been assumed by FIS.

Improvements in the Legislative and Regulatory Framework

     Along with the efforts at restructuring the financial sector through FINSAC, Jamaica has also focused its attention on regulatory and supervisory reform. A number of key amendments to Jamaica’s financial legislation came into effect in October 1997, and provided for:

    more efficient and effective powers for remedial action taken by the supervisory authorities in respect of distressed institutions;

    reduced capacity for institutions to lend to, or invest in, related entities;

    a more stringent computation of capital adequacy;

    a more precise definition of non-performing loans and power for the supervisory authorities to prescribe accounting rules; and

    greater control by supervisory authorities over changes of ownership and a stricter definition of a “fit and proper person” for management, directors and owners of financial institutions.

See “The Monetary System — Legislation and Regulation”. The Deposit Insurance Act was also passed in March 1998, to establish a scheme for the protection of depositors. See “The Monetary System — Legislation and Regulation — The Deposit Insurance Protection Act”.

     After its initial response to the crisis, Jamaica has maintained its efforts to foster the effective supervision and regulation of the financial sector. This involved regulatory reform focused mainly on streamlining the supervision of the sector. The Financial Services Commission, or FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for non-deposit taking financial institutions, unit trusts, mutual funds, insurance, and pension funds. The Bank of Jamaica has retained its supervisory functions in the new regime, and its powers have been bolstered with the passage of legislation giving the Supervisor of Banks greater autonomy to intervene in troubled institutions through temporary management. The supervisory structure is complemented by the creation of the Regulatory Policy Council, or RPC, an umbrella entity comprised of the head of the FSC, the Supervisor of Banks, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or a nominee. The RPC will utilize a proactive and coordinated approach to developing policy for the financial sector, thus helping in the detection of problems and sharing of information among the supervisors.

     A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972 and to provide measures to strengthen corporate governance, the rulemaking process and establish prompt corrective action. Reform of the pensions system has also been progressing, with the drafting of a new National Pensions Act. The new Act will include provisions such as registration, licensing, investment limits, minimum solvency standards and information disclosure. The comments of stakeholders on the new Act were solicited and received, but the Act remains in the draft stage.

     In addition, a Financial Crimes Unit was established in the Office of the Director of Prosecutions. This unit is responsible for tracking possible violations of Jamaica’s Money Laundering Act of 1996, and other irregular bank transactions. The unit has been complemented with the establishment of a Commercial Court that has the responsibility of ensuring that financial crimes and civil suits are dealt with expeditiously.

     Jamaica’s efforts at restructuring the financial sector were aided in 2000 by the provision of loan packages from the Inter-American Development Bank, or IADB, the World Bank and the Caribbean Development Bank, or CDB. The IADB approved a loan of US$150 million to be released in two tranches, the World Bank approved two loans totalling US$150 million, and CDB approved a loan of US$25 million. The proceeds of the first installment of these loans have been used to redeem debt incurred by FINSAC as part of its intervention in the financial sector, or FINSAC debt. The loan package reduces Jamaica’s debt servicing costs as the interest rates on these loans are significantly lower than that on the FINSAC debt. The provision of these loans is contingent upon the satisfaction of numerous conditions relating to the financial sector reform project. All of the conditions for disbursement of the first tranche of loans were met, and on March 31, 2001, the IADB, World Bank and CDB released funds to Jamaica totalling US$162.5 million. These funds were used to redeem FINSAC debt. Proceeds totalling US$40 million from the release of the second tranche were received from IADB in the last quarter of FY 2001/02. This was facilitated on the basis that Jamaica had made an early disbursement request and had substantially satisfied the conditions for the release of the second tranche. The loan agreement with IADB was also amended to facilitate a third tranche release, which was incumbent on satisfying the remaining conditions. Funds for the third tranche release, totaling US$47.9 million, were received from IADB and CDB in the third quarter of FY 2002/03. In FY2002/03, the World Bank also provided a second loan totaling US$75 million.

     In connection with the loans from IADB, CDB and the World Bank, Jamaica agreed to an International Monetary Fund, or IMF, Staff Monitored Program, or SMP, in 2000. A second SMP was adopted in in July 2002 which covered the period April 2002 to March 2003. The 2002 SMP was the last such arrangement between the IMF and Jamaica due to the fact that the IMF decided to revamp the SMP. The SMP was an informal and flexible instrument for dialogue between the IMF and Jamaica on the country’s economic policies. The program focused on strategies to advance the resolution of the financial sector difficulties, as well as to consolidate recent gains in economic stabilization, and to lay the foundation for strong economic growth. It also provided a framework within which specific macroeconomic targets were to be achieved. The IMF Staff Monitored Program established quarterly quantitative targets and structural benchmarks, which were used to monitor Jamaica’s progress. To date, Jamaica has consistently achieved these macro-economic performance targets. Although Jamaica does not subscribe to the voluntary Special Data Dissemination Standard (SDDS), established by the IMF in 1996 as a mechanism for IMF member states to provide economic and financial data to the public, Jamaica is taking steps to become a SDDS subscriber. As one of the steps to subscribe to the SDDS, Jamaica became a subscriber to the General Data Dissemination Standard in 2002. Jamaica expects to be a SDDS subscriber by the end of 2003.

     Jamaica believes that the most significant difficulties in the financial sector have been identified and appropriate remedial measures have been implemented. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

PUBLIC SECTOR INDEBTEDNESS

General

     Under Section 116 of the Jamaica Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance — The Public Sector Budget”. These statutory charges are paid without any requirement of Parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

     The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and Planning overall responsibility for the management of Jamaica’s public debt. The Loan Act limits the amount of funds which may be borrowed. The Jamaican Parliament recently passed legislation increasing the amount of funds which Jamaica may borrow. Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

     At December 31, 2002, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$351.1 billion, or 96.2% of GDP, as compared with J$295.2 billion or 88.2% of GDP at December 31, 2001. Jamaica has incurred domestic debt primarily to provide budgetary financing, to provide assistance to the Bank of Jamaica in its liquidity management objectives, to cover Bank of Jamaica losses, to assume debt obligations of public sector entities and to rehabilitate the financial sector. In March 2001, Jamaica issued J$23.8 billion in local registered stocks to replace FINSAC liabilities in connection with the sale of Union Bank of Jamaica Limited. In addition, on April 1, 2001, Jamaica assumed the remaining J$79.3 billion in government-guaranteed securities issued in connection with its intervention in the financial sector.

     As at September, 2003, the central government domestic debt had increased to approximately J$402.32 billion. In addition to this domestic debt, Jamaica has guaranteed certain obligations of public sector entities. As at March 31, 2003 and September 30, 2003, the extent of these guarantees was approximately J$8.5 billion and J$8.2, respectively.

     Jamaica’s domestic debt consists of local registered stocks, treasury bills, bonds and loans. At December 31, 2002, 17.6% of the outstanding domestic debt was scheduled to mature in one year, 46.5% within five years, and the remaining 35.9% after five years. At December 31, 2002, approximately 51.7% of the domestic debt was on a floating interest rate basis, 47.7% was on a fixed rate basis and 0.6% was non-interest bearing. Of the total domestic debt, 7.9% was US$-denominated and 92.1% was J$-denominated at December 31, 2002.

     Local registered stocks are medium- to long-term debt instruments issued by Jamaica. At December 31, 2002, local registered stocks represented 68.6% of total domestic debt, as compared to 73.6% at December 31, 2001 and 71.9% at December 31, 2000. In October 1999, Jamaica implemented an auction system for the sale of local registered stocks. Previously, both price and coupon rates were previously set by Jamaica.

     At December 31, 2002, Jamaica had J$99.4 billion of domestic bonds outstanding, representing 28.3% of total domestic debt. This represents a J$28.4 billion, or 40.1%, increase over the level outstanding at December 31, 2001. Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are placed in Jamaica are classified as domestic debt. At December 31, 2002, J$57.5 billion of the domestic bonds were US$-denominated and US$-linked instruments, the latter accounting for J$29.6 billion of the total bonds issued in the domestic market. Since July 1999, Jamaica has issued the J$ equivalent of US$841.6 million in index-linked bonds. The interest rates on the US$-linked bonds are related to those prevailing on Jamaican US$ bonds issued in the international capital markets. Interest and principal payments are made in J$ at the prevailing US$/J$ exchange rate.

     The issuance of treasury bills is limited by statute to a maximum of J$12 billion in total outstanding treasury bills. The outstanding stock of treasury bills peaked at just under J$12 billion in March 1995 and fell to J$4.2 billion at December 31, 2002, representing 1.2% of total domestic debt, its lowest level since March 1994. The stock of treasury bills continues to decrease in keeping with Jamaica’s planned reduction of the stock of treasury bills in an effort to extend the average maturity of its domestic debt. Treasury bills are auctioned on a multiple-price basis.

     The following table shows domestic debt for the five years ended December 31, 2002:

Domestic Debt

	1998	1999	2000	2001	2002

	(in millions of J$)
Securities
Treasury Bills	11,000.0	10,650.0	7,600.0	3,900.0	4,150.0
Local Registered Stocks	92,474.4	130,939.9	134,896.5	217,361.8	240,843.3

Total	103,474.4	141,589.9	142,496.5	221,261.8	244,993.3
Bonds
Retroactive Salary Bonds	649.9	N/A	N/A	N/A	N/A
Investment Debenture	7,949.0	20,318.6	24,401.4	29,564.1	41,498.6
Land	23.9	15.4	177.7	413.2	439.6
US$ Bond Issues	1,802.1	10,880.7	17,341.5	41,026.7	57,494.6

Total	10,424.9	31,214.7	41,920.6	71,004.0	99,432.9
Loans
Commercial Banks	2,350.1	2,092.6	1,941.4	2,097.0	5,652.0
Bank of Jamaica	N/A	N/A	N/A	N/A	N/A
Other (including Public Sector)	3,705.3	869.6	1,161.7	802.6	1,028.5

Total	6,055.4	2,962.2	3,103.1	2,899.5	6,680.5

Total	119,954.7	175,766.8	187,520.2	295,165.4	351,106.7

Source: Ministry of Finance and Planning.

     The following table shows the amortization schedule for domestic debt outstanding as at December 31, 2002:

Domestic Debt Amortization
Schedule as at December 31, 2002

	2003	2004	2005	2006	2007	2008

	(in millions of J$)
Bonds(1)	69,256.9	53,586.0	24,221.8	22,403.6	22,006.4	17,732.7
Loans	6,969.3	5,462.2	937.5	2,416.0	253.9	84.5

Total	76,226.2	59,048.2	25,159.3	24,819.6	22,260.3	17,817.2

(1)	Includes bonds and local registered stock.

Source: Ministry of Finance and Planning.

     The following table shows the interest schedule for domestic debt outstanding as at December 31, 2002:

Domestic Debt Interest
Schedule as at December 31, 2002

	2003	2004	2005	2006	2007	2008

	(in millions of J$)
Bonds(1)	48,845.9	36,923.3	30,783.8	26,771.9	23,674.8	20,482.6
Loans	1,836.9	961.4	399.3	775.3	45.1	20.5

Total	50,682.8	37,884.7	31,183.1	27,547.2	23,719.9	20,503.1

(1)	Includes bonds and local registered stocks.

Source: Ministry of Finance and Planning.

     The following table shows the maturity structure of domestic debt outstanding as at December 31, 2002:

Domestic Debt Maturity Structure
as at December 31, 2002(1)

	Less than 1 year	1-5 years(1)	5-10 years(2)	10 years & over(2)	Total

	(in millions of J$)
Local Registered Stocks	32,737.8	83,325.4	62,488.2	62,292.9	240,843.3
Treasury Bills	4,150.0	N/A	N/A	N/A	4,150.0
Land Bonds	N/A	N/A	N/A	439.6	439.6
Debentures	16,770.1	24,728.5	N/A	N/A	41,498.6
US$ Indexed Bonds	2,358.0	27,728.5	0.0	N/A	29,574.3
US$ Denominated Bonds	5,715.7	21,694.9	0.0	509.7	27,920.3
Loans	38.7	6,181.9	459.8	N/A	6,680.4
Other	N/A	N/A	N/A	0.2	0.2

Total	61,769.3	163,147.0	62,948.0	63,242.4	351,106.7

(1)	Medium-Term debt.
(2)	Long-Term debt.
Source: Ministry of Finance and Planning and Bank of Jamaica.

The following table shows the interest rate composition of domestic debt outstanding as at December 31, 2002:

Domestic Debt Interest Rate Composition
as at December 31, 2002

	Principal Amount Outstanding	Share of Outstanding Debt

	(in millions of J$)	(%)
Variable Rate Debt	181,523.2	51.7
Fixed Rate Debt	167,374.2	47.7
Non Interest-Bearing Debt	2,209.3	0.6

Total Debt	351,106.7	100.00

Source: Ministry of Finance and Planning.

External Debt

     At December 31, 2002, public sector external debt was approximately US$4,347.5 million, or 58.1% of GDP, an increase of 4.9% from December 31, 2001 and an increase of 28.8% from December 31, 2000. At December 31, 2002, 74.5% of public sector external debt was denominated in US dollars, 16.1%was denominated in Euros and 5.4% was denominated in Japanese yen.

     Bilateral and multilateral obligations constitute the major portion of Jamaica’s public sector external debt, accounting for 51.5% of external debt at December 31, 2002. Bond issues of US$1,812.6 million represented the largest individual creditor category, accounting for 41.7% of total external indebtedness at December 31, 2002. Multilateral indebtedness was US$1,224.6 million at December 31, 2002.

     During the five years ended December 31, 2002, the amount of public external debt outstanding to commercial banks declined consistently from US$165.1 million at December 31, 1998 to US$45.0 million at December 31, 2002.

     In July 1997, Jamaica issued US$200 million 9.625% fixed rate notes due 2002. In June 1998, Jamaica completed an international offering of US$250 million 10.875% fixed rate notes due 2005. On February 1, 2000, Jamaica completed an international offering of €100 million 10% fixed rate notes due 2003. The offering was reopened on February 16, 2000 at which time Jamaica issued an additional €100 million in notes. In August 2000, Jamaica raised US$225 million through an offering of 12.75% fixed rate notes due 2007. Jamaica made further issuances in February 2001 of €175 million 10.5% fixed rate notes due 2004, in May 2001 of US$400 million

11.75% fixed rate notes due 2011, and in December 2001 of US$250 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700 million shelf registration statement with the U.S. Securities and Exchange Commission and subsequently in June 2002, issued US$300 million of 10.625% notes due 2017 off that shelf.

     As at September 30, 2003, public sector external debt had decreased to approximately US$4,129.1 million, a decline of 5.02% from December 31, 2002. The decrease in the first half of 2003 primarily reflected the repayment in February 2003 of Jamaica’s €200 million 10% fixed rate notes due 2003. As at September 30, 2003, central government external debt stood at US$3,730.1 million. In January 2003 Jamaica issued a US$40 million guarantee with respect to a bridge loan for the Jamaica Highway 2000 Project to build a toll road across Jamaica. When permanent financing for the Project becomes effective, currently expected by the end of 2003, the bridge financing will expire and the US$40 million guarantee will be extinguished. Jamaica has agreed to provide a US$75 million replacement guarantee as part of the permanent financing. In September 2003, Jamaica issued a regional US$50 million 9% bond due September 2008.

     The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2002:

External Debt by Creditor

	1998	1999	2000	2001	2002

	(in millions of US$)
Bilateral
OECD	1,340.6	1,232.9	1,091.6	950.2	914.1
Non-OECD	135.6	134.6	126.9	112.9	98.7

Total	1,476.2	1,367.5	1,218.5	1,063.1	1,012.8
Multilateral
IDB	454.5	432.7	481.3	453.8	520.4
IMF	101.7	84.5	61.6	42.8	28.5
IBRD	366.0	354.4	415.5	458.1	488.0
Other	165.0	155.9	156.9	172.6	187.7

Total	1,087.2	1,027.5	1,115.3	1,127.3	1,224.6
Commercial Banks	165.1	147.2	132.8	97.7	45.0
Other Commercial	27.8	31.9	45.9	202.2	252.4

Total	192.9	179.1	178.7	299.9	297.4
Bonds	550.0	450.0	862.8	1,655.7	1,812.6

Total	3,306.4	3,024.1	3,375.3	4,146.0	4,347.5

Source: Ministry of Finance and Planning.

     The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2002:

External Debt by Debtor

	1998	1999	2000	2001	2002

	(in millions of US$)
Government Direct	2,939.8	2,716.0	3,142.5	3,777.3	3,973.7
Government-Guaranteed	237.4	200.0	158.3	316.1	339.6
Bank of Jamaica	129.2	108.1	74.5	52.6	34.2

Total	3,306.4	3,024.1	3,375.3	4,146.0	4,347.5

Source: Ministry of Finance and Planning.

     The following table shows the amortization schedule for external debt outstanding as at December 31, 2002:

External Debt Principal Amortization
Schedule as at December 31, 2002

	2003	2004	2005	2006	2007-2010

	(in millions of US$)
Multilateral
IDB	52.6	52.9	50.7	64.4	261.8
IBRD	45.6	42.8	37.0	41.7	158.3
IMF	15.4	7.3	0.8	0.0	N/A
Other	20.4	20.1	22.6	25.7	74.2

Total	134.0	123.1	111.1	31.8	494.3
Commercial Banks	21.9	39.6	25.9	5.2	45.3
Other Commercial	14.4	59.0	12.8	30.3	4.8
Bonds	206.7	180.8	250.0	0.0	225.0
Bilateral	113.5	110.0	108.3	104.6	312.3

Total	490.5	512.5	508.1	271.9	1,081.7

Source: Ministry of Finance and Planning.

      The following table shows the interest schedule for external debt outstanding as at December 31, 2002:

External Debt Interest
Schedule as at December 31, 2002

	2003	2004	2005	2006	2007	2008

	(in millions of US$)
Multilateral
IDB	38.4	43.6	43.1	42.0	39.7	36.8
IBRD	18.7	18.3	16.8	25.9	24.4	22.3
IMF	0.9	0.3	0.0	N/A	N/A	0.0
Other	8.5	9.4	9.1	10.7	10.2	9.4

Total	66.5	71.5	69.0	78.6	74.3	68.5
Commercial Banks	4.6	2.9	1.4	0.5	0.4	0.0
Other Commercial	19.1	6.5	2.0	9.8	7.2	0.3
Bonds	216.6	195.5	161.0	137.0	136.6	112.4
Bilateral	40.7	35.8	31.2	26.9	22.7	20.3

Total	335.4	312.2	364.6	252.8	241.2	270.0

Source: Ministry of Finance and Planning.

     The following table shows the maturity structure for external debt outstanding as at December 31, 2002:

Total External Debt Maturity Structure
as at December 31, 2002

	Less than 1 year	1-5 years	5-10 years	10 years & over	Total

	(in millions of US$)
Bilateral	0.6	62.4	276.3	673.5	1,012.8
Multilateral	1.7	109.4	343.4	770.1	1,224.6
IMF	1.5	27.0	0.0	0.0	28.5
IDB	0.0	13.0	152.2	355.2	520.4
IBRD	0.0	46.3	149.4	292.3	488.0
Other	0.2	23.1	41.8	122.6	187.7
Commercial Bank	0.0	45.0	0.0	0.0	45.0
Other Commercial	0.0	45.4	174.7	32.3	252.4
Bonds	206.7	655.9	400.0	550.0	1,812.6

Total	209.0	918.1	1,194.5	2,025.9	4,347.5

Source: Ministry of Finance and Planning.

     The following table shows the interest rate composition of external debt outstanding as at December 31, 2002:

External Debt Interest Rate Composition
as at December 31, 2002

	Principal Amount Outstanding	Share of Outstanding Debt

	(in millions of US$)	(%)
Variable Rate Debt	1,030.4	23.7
Fixed Rate Debt	3,317.1	76.3

Total Debt	4,347.5	100.0

Source: Ministry of Finance and Planning.

Debt Service Indicators

     Public sector external debt as a percentage of GDP rose to 60.7% at December 31, 2002 from 58.7% at December 31, 2001, reflecting the issuance of international bonds. External debt as a percentage of exports of goods and services increased to 98.1% at December 31, 2002 from 93.9% at December 31, 2001. External debt service payments as a percentage of exports of goods and services increased to 18.0% during 2002 from 13.4% during 2001.

     The following table shows public sector external debt indicators for the five years ended December 31, 2002:

Debt Indicators

	1998	1999	2000	2001	2002

	(in millions of US$, except percentages)
External Debt Service Principal	438.9	418.1	308.2	319.6	506.9
Interest	196.7	185.4	169.0	271.8	291.3

Total	635.6	603.5	477.2	591.4	798.2
Exports of Goods and Services	4,129.7	4,123.9	4,557.7	4,417.8	4,432.5
External Debt Service Ratio (%)	15.4	14.6	10.5	13.4	18.0
Interest on External Debt/Exports of Goods and Services (%)	4.8	4.5	3.7	6.2	6.6
External Debt Outstanding/Exports of Goods and Services (%)(1)	80.1	73.3	74.1	93.9	98.1
External Debt/GDP (%)(2)	48.4	45.7	50.1	58.7	60.7
Domestic Debt/GDP (%)(3)	47.2	64.1	61.1	88.2	96.2
Total Debt/GDP (%)(2)	95.6	109.7	111.1	146.9	156.9

(1)	Exports of goods and service and current transfers.
(2)	Calculated by converting external debt to Jamaica dollars using the end of period exchange rate.
(3)	Calculated using Jamaica dollars.
Source: Ministry of Finance and Planning and Bank of Jamaica.

Debt Records

     Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. In the last ten years, Jamaica has been involved in only one debt restructuring.

     On January 25, 1993, Jamaica entered into a multi-year debt service rescheduling arrangement with the Paris Club comprised of OECD creditor governments and their agencies. This accord spanned the 36-month consolidation period from October 1, 1992 through September 30, 1995. Pursuant to the Paris Club Accord, the parties finalized the single outstanding bilateral implementing agreement in January 1996.

     In March 1996, Jamaica formally completed a three-year extended fund facility with the International Monetary Fund.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)*

	Interest (%)	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2003 in US$

Multilateral Organizations
World Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR	480,071,460
Inter-American Dev. Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR	531,376,008
Others	Various	Various	Various	USD,JPK,GBP,CAD,EUR,SDR	217,487,494
Total Multilateral Organizations					1,228,934,962

Foreign Governments (including
Original Loans and Paris Club)	Various	Various	Various	USD,JPK,GBP,CAD,EUR	1,001,354,176

Bonds (Global) USD
US$400mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
US$300mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	300,000,000
US$250mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
US$250mn 2005	10.88%	June 10, 1998	June 10, 2005	USD	250,000,000
US$225mn 2007	12.75%	Sept. 1, 2000	Sept. 1, 2007	USD	225,000,000

Total (Globals) USD					1,425,000,000

Bonds (EUROS)
Euro175mn 2004	10.50%	Feb. 9, 2001	Aug. 9, 2004	EUR	187,582,500
Total (Euros)					187,582,500

Commercial Banks	Various	Various	Various	USD	84,326,399

Other Commercial (Export Credit)	Various	Various	Various	USD,JPK,GBP,CAD,EUR	253,196,345

Total					4,180,394,382

*LEGEND:	USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights

External Public Debt*

	Interest (%)	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2003 in US$

Multilateral Organizations
World Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR	480,071,460
Inter-American Dev. Bank	Various	Various	Various	USD,JPK,GBP,CAD,EUR,UOA	479,478,621
Others	Various	Various	Various	USD,JPK,GBP,CAD,EUR,SDR	127,496,108

Total Multilateral Organizations					1,087,046,189

Foreign Governments (including
Original Loans and Paris Club)	Various	Various	Various	USD,JPK,GBP,CAD,EUR	970,111,971

Bonds (Global) USD
US$400mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000
US$300mn 2002	10.63%	June 20, 2002	June 20, 2017	USD	300,000,000
US$250mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000
US$250mn 2005	10.88%	June 10, 1998	June 10, 2005	USD	250,000,000
US$225mn 2007	12.75%	Sept. 1, 000	Sept. 1, 2007	USD	225,000,000

Total (Globals) USD					1,425,000,000

Bonds (EUROS)
Euro 175mn 2004	10.50%	Feb. 9, 2001	August 9, 2004	Euro	187,582,500
Total (Euros)					187,582,500

Commercial Banks	Various	Various	Various	USD	37,826,399

Other Commercial (Export Credit)	Various	Various	Various	USD	61,951,955

Total					3,769,519,014

*LEGEND:	USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; Eur = Euro; SDR = Special Drawing Rights; UOA = Units of Accounts, which are units of measure derived from a group of currencies-, which constitute the Inter-American Development Bank loan portfolio.

External Guaranteed Debt*

	Interest (%)	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2003 in US$

Multilateral Organizations
World Bank	N/A	N/A	N/A	N/A	0
Inter-American Dev. Bank	Various	Various	Various	USD,UOA	51,897,387
Others	Various	Various	Various	USD,Euro	67,080,083

Total Multilateral Organizations					118,977,470

Foreign Governments (including Original
Loans)	Various	Various	Various	USD	25,533,294

Commercial Banks	N/A	N/A	N/A	N/A	46,500,000

Other Commercial (Export Credit)	Various	Various	Various	USD,CAD	191,244,390

Total					382,255,154

*LEGEND:	USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro; UOA = Units of Accounts

Bank of Jamaica Debt*

	Interest (%)	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2003 in US$

Multilateral Organizations
International Monetary Fund	4.62	Various	Various	SDR	22,911,303
World Bank	N/A	N/A	N/A	N/A	—
Inter-American Dev. Bank	N/A	N/A	N/A	N/A	—
Others	N/A	N/A	N/A	N/A	—

Total Multilateral Organizations					22,911,303

Foreign Governments (including Original Loans)	Various	Various	Various	USD	5,708,911

Commercial Banks	N/A	N/A	N/A	N/A	—

Other Commercial (Export Credit)	N/A	N/A	N/A	N/A	—

Total					28,620,214

*LEGEND:	USD = United States Dollar; SDR = Special Drawing Rights

THE MONETARY SYSTEM

Bank of Jamaica

     The Bank of Jamaica was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Act 1992, provides the Bank of Jamaica with the statutory authority for regulating the activities of the banking system. Currently, amendments to the Bank of Jamaica Act designed to give greater autonomy to the Bank of Jamaica are being considered by a Joint Select Committee of Parliament and are expected to be enacted.

     Amendments to the Banking Act and the Bank of Jamaica Act designed to strengthen the Bank of Jamaica’s oversight in banking activities became law in October 1997 and March 2002, respectively. Amendments to the Financial Institutions Act, which regulates other financial institutions such as finance houses and merchant banks, and the Building Societies Act, which regulates building societies, also became law in October 1997 and March 2002, respectively. See “— The Financial System” and “— Legislation and Regulation”.

     In addition to its operations relating to the issue and redemption of currency and as banker to Jamaica, the Bank of Jamaica’s primary role has shifted to the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the Bank of Jamaica is also required to ensure the soundness and development of the financial system pursuant to the Banking Act.

Money Supply and Interest Rates

     The monetary base increased by 4.1% in 2002, following contractions of 0.3% and 5.4% in 2001 and 2000, respectively. The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica. The higher growth rate in 2002 occurred within the context of a one percentage point reduction in the commercial bank cash reserve requirement relative to three-percentage point reductions in each of 2001 and 2000. The level of money supply (M2) grew by 13.5% in 2002, largely influenced by an 18.8% increase in demand deposits. The growth in M2 during 2002 compares with growth of 9.8% and 10.6% in 2001 and in 2000, respectively, with the major influence being the increase in narrow money (M1). Quasi money, which comprises time deposits and savings deposits, grew by 12.7% in 2002 compared to growth of 6.2% in 2001.

     Against the background of low inflation and a further reduction in the cash reserves ratio, the weighted average loan rate of the commercial banks declined from 22.1% at December 31, 2000 to 19.5% at December 31, 2001 and further to 18.3% at December 31, 2002.

     The following tables show determinants of money supply and interest rates for the five years ended December 31, 2002:

Money Supply

	1998	1999	2000	2001	2002

	(in millions of J$)
Narrow Money (M1)	30,177.0	39,069.2	38,111.4	45,310.1	52,286.83
Currency	13,494.7	17,810.0	17,583.6	18,744.9	20,366.7
Quasi-Money(1)	72,354.3	81,190.8	94,886.4	100,751.5	113,539.3
Monetary Base(2)	33,468.0	36,397.0	34,437.0	34,348.0	35,757.9
Broad Money (M2)	102,531.3	120,260.0	132,997.8	146,061.6	165,826.2

(1)	Quasi-money comprises time deposits and savings deposits.
(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.

Source: Bank of Jamaica.

Interest Rates

	1998	1999	2000	2001	2002

	(%)
Weighted Average Loan Rate	30.1	24.6	22.1	19.5	18.3
Weighted Average Time Deposit Rate	15.5	13.3	12.2	10.1	8.9
Treasury Bill Yield(1)	23.5	22.0	20.2	17.0	17.0

(1)	Tenors of treasury bills are approximately 182 days.

Source: Bank of Jamaica.

     The yield on the 182-day treasury bills during the five years ending December 31, 2002 has declined from a high of 23.5% in 1998 to a low of 17.0% in 2001 and 2002. At December 31, 2002, the treasury bill yield was 17.0% for bills of 182 days’ maturity, 16.7% for bills of 92 days’ maturity and 17.7% for bills of 365 days’ maturity. This compares to yields of 15.8%, 17.0% and 16.3% on bills of 92 days’ maturity, 182 days’ maturity and 365 days’ maturity respectively at December 31, 2001. The change in yields in 2002 as compared to 2001 was the result of a gradual reduction in interest rates in the first eight months of 2002, followed by a subsequent increase in interest rates in September and October 2002 by the Bank of Jamaica on its open market instruments in order to dampen the strong demand for foreign exchange that emerged after the initial rate reductions. Following this action, there were increases in yields on treasury bills.

     The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. The liquid assets requirement for deposit taking institutions was 23.5% at December 31, 2002 and commercial banks held excess liquid assets of J$18.0 billion above the statutory minimum requirements.

     In the summer of 1998, the Bank of Jamaica announced its medium-term goal to reduce cash reserve requirements for commercial banks. As a first step towards meeting this goal, the Bank of Jamaica reduced in increments the reserve requirement for commercial banks from 25% prior to August 1998 to 17% in May 1999, thereby equalizing the cash reserve requirement for commercial banks and other deposit-taking institutions. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at December 31, 2002.

The Financial System

     Jamaica’s financial system is integrated with regional and international financial markets. Since the beginning of the liberalization process in 1991 until 1994, the banking and insurance services sector expanded significantly. Since 1995, however, the financial system has undergone consolidation as a result of a combination of closures and mergers. At December 31, 2002, there were six commercial banks, 10 merchant banks and finance houses and four building societies in operation in Jamaica.

     At December 31, 2002, the assets and liabilities of commercial banks amounted to J$269.0 billion, representing a 12.2% increase over December 31, 2001. On the asset side, total loans and advances were J$73.9 billion at December 31, 2002, representing an increase of 50.8% compared to 2001. On the liabilities side, total deposits were J$178.9 billion in 2002, representing an increase of 12.6% compared to 2001.

     The consolidated assets and liabilities of deposit-taking financial intermediaries other than commercial banks (i.e., building societies, merchant banks and finance houses) were J$83.8 billion at December 31, 2002, representing an increase of 23.6% from 2001. Outstanding credit in these entities at December 31, 2002 was J$23.6 billion, representing an increase of 14.6% from 2001, while deposits were J$51.5 billion, representing an increase of 12.0%from 2001.

Legislation and Regulation

Laws and regulations governing the financial sector include:

  The Bank of Jamaica Act 1960;

  The Financial Institutions Act 1992;

  The Banking Act 1992;

  The Securities Act 1993;

  The Building Societies Act and the related Bank of Jamaica (Building Societies) Regulations Act 1995;

  The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

  The Insurance Act 2001; and

  The Financial Services Commission Act 2001.

Parliament amended the Industrial and Provident Societies Act in 1997 to remove the ability of these institutions to accept deposits without the written authority of the Minister of Finance and Planning.

     Jamaica implemented the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including minimum capital adequacy standards. In addition, these acts provide the Bank of Jamaica, in certain instances, and the Minister of Finance and Planning, in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institutions’ financial viability is in jeopardy.

     Between 1995 and 1996, the Bank of Jamaica disseminated eight “Standards of Self-Governance” to the supervised institutions relating to capital management, credit risk management, liquidity management, securities portfolio management, interest rate risk management, foreign exchange risk management, internal controls and real estate appraisal management. In 2001, a ninth standard was issued to the industry concerning country and transfer risk and in 2002, the tenth standard (“Management or Investment of Customers’ Funds”) was issued. Additional standards concerning market risk and consolidated supervision are also currently being developed.

     In order to strengthen the existing regulatory framework, in light of the difficulties in the financial sector, Parliament passed amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997. Some features of these amendments include:

  empowering the Minister of Finance and Planning to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensees’ shares or assets or to restructure the entity in the interest of its depositors;

  empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

  enhancing the existing “fit and proper” criteria which relate to directors, significant shareholders and senior management of licensees;

  tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

  imposing a lower ceiling on total lending to or investment in all affiliated parties tightening investment limits;

  reducing the non-accrual period for interest on non-performing loans from six months to three months;

  imposing minimum solvency standards and risk-based criteria;

  specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the Bank of Jamaica;

  allowing for the examination of the accounts of holding companies of supervised financial institutions; and

  prohibiting industrial and provident societies from taking deposits without written authorization from the Minister.

     These revisions provide the Bank of Jamaica, in certain instances, and the Minister, in others, with a wider range of sanctions and greater powers of intervention to use with respect to troubled financial institutions. See also “Public Finance — Financial Sector Restructuring — Improvements in the Legislative Framework”.

     In March 2002, further amendments were made to Jamaican banking laws to grant the Bank of Jamaica expanded powers to supervise financial institutions with deposit-taking capability. These amendments include:

  the transfer to the Bank of Jamaica of powers of the Minister to assume temporary management of deposit-taking institutions in the event that the Bank of Jamaica believes that such an intermediary is, or appears, unlikely to meet its obligations;

  the granting to the Bank of Jamaica of powers to assess fines for specific offences under the Banking Act;

  the granting to the Bank of Jamaica of power to require an institution to legally separate its banking operations from investment activities undertaken on behalf of investor clients;

  the granting to the Bank of Jamaica of power to effectively carry out consolidated supervision of banks and other companies which are members of a group of which the bank is a member;

  the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

These revisions have significantly increased the scope of the Bank of Jamaica’s regulatory authority, including its powers of intervention, by expanding the Bank of Jamaica’s ability to temporarily manage troubled financial institutions. See also “Public Finance — Financial Sector Restructuring — Improvements in the Legislative Framework”.

Deposit Insurance

     In March 1998, Parliament passed the Deposit Insurance Protection Act, designed to protect depositors through the establishment of a Deposit Insurance Scheme, or the Scheme. The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation which administers the Scheme and ultimately the Deposit Insurance Fund, or the Fund. The financial institutions covered under the Scheme are all commercial banks, merchant banks and building societies, and all deposits (excluding government deposits and inter-bank deposits) held at these institutions are insured under the Scheme. The insured institutions must contribute to the Fund by paying initial and annual premium which will be used to pay depositors in circumstances where an insured institution is unable to meet its deposit liabilities.

     When the Scheme was established the coverage limit was J$200,000 (per depositor, per institution), but was increased to J$300,000 on July 31, 2001. As at December 31, 2002, the coverage provided by the Jamaica Deposit Insurance Corporation protected approximately 96.6% of accounts in licensed institutions or 48.6% of the total value of deposits held in insured financial institutions.

     In addition, the Deposit Insurance Act also provides for the sharing of information between the Bank of Jamaica and the Jamaica Deposit Insurance Corporation, to enable the Corporation to be fully apprised at all material times of the financial condition of the institutions it insures.

Credit and Provisioning Regulations

     Jamaica has substantially completed regulations which will provide specific legal guidelines for credit classification, required levels of provisioning for bad and doubtful debts and other related matters (e.g., credit renegotiations). Among other things, these regulations will codify the Bank of Jamaica’s approach to classifying credits into defined loan categories and also stipulate specific provisioning levels. The supervised institutions are all already in compliance with the proposed regulations although they have not yet been enacted by Parliament.

Capital Adequacy Regulations

     The Bank of Jamaica has drafted regulations which, once approved by the Minister, will set forth minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduce the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the draft regulations, the overall minimum capital to be maintained in relation to risk assets would be 10%. At December 31, 2002, all supervised institutions were in compliance with the proposed regulations. Parliament is currently considering the proposed regulations and Jamaica expects them to be enacted.

Qualifications of Auditors Regulations

     The Bank of Jamaica has drafted regulations that specify the standards for auditors in undertaking an external audit of a supervised financial institution. Among other things, such criteria relate to the independence, experience and academic qualification of the external auditors. This proposed regulation would also require prior notification to the Bank of Jamaica of proposed appointments.

Bank of Jamaica (Credit Unions) Regulations

     The Bank of Jamaica has drafted regulations applicable to credit unions prescribing prudential criteria and minimum solvency standards covering, inter alia, essential areas such as capital adequacy, liquid assets, credit and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. Parliament is currently considering the proposed regulations and Jamaica expects them to be enacted by the last quarter of 2003.

Money Laundering Act and Forfeiture of Assets Act

     In an effort to combat the problems of drug trafficking, Jamaica passed the Money Laundering Act in late 1996, which became effective on January 5, 1998. This legislation makes money laundering a criminal offense. In addition, financial institutions (broadly defined to include banks, merchant banks, building societies, insurance companies, securities dealers/advisors, currency exchanges and cooperative societies) are required to report suspicious transactions being conducted through accounts of their customers and establish and implement programs, procedures and systems for detecting suspicious transactions. In January 2002, money transfer and remittance agencies were designated financial institutions for the purposes of, and making them subject to all requirements under, the Money Laundering Act.

     During 1999, Parliament amended the Money Laundering Act. As a consequence of these amendments, the offense of money laundering has been widened to include dealing with the proceeds of crimes of corruption, financial crimes and fraud. Previously, money laundering offenses only related to dealing with funds arising from the commission of drug offenses.

     Additionally, the amendments make it a criminal offense for a person to disclose information or any other matter, relating to a money laundering investigation, whether proposed or being carried out, by the designated authority, except to authorized persons or under specific circumstances outlined in the legislation.

     Pursuant to these amendments, financial institutions (except Cambios whose reporting limit is US$8,000) are now required to report to the Director of Public Prosecutions all cash transactions equal to or exceeding US$50,000 or the Jamaica dollar equivalent.

     Jamaica also passed a Forfeiture of Assets Act in 1996 which became effective that same year. This legislation allows Jamaica to confiscate assets which were used to facilitate drug trafficking. The Forfeiture of Assets Act also allows Jamaica to confiscate assets acquired with the proceeds from the sale and distribution of illicit drugs.

Performance Targets

     As part of its overall financial sector stability monitoring strategy the Bank of Jamaica implemented a program of quarterly performance targets with a view to ensuring that all supervised entities meet certain minimum prudential and regulatory standards. Performance targets are set with each institution in certain key operational areas which include capital adequacy in relation to risk management and non-performing loans, asset quality, earnings and liquidity. The Bank of Jamaica assesses each institution’s adherence to the prescribed targets on an ongoing basis through on-site and off-site monitoring.

The Stock Market

     The Jamaica Stock Exchange, or JSE, is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. The JSE is a self-regulatory organization, although the Financial Services Commission has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 34-year history. The Financial Services Commission also regulates the Jamaican securities industry. Transactions done on the floor of the JSE have been settled using a T+3 cycle since September 2002 replacing the prior T+5 cycle.

     The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (ISIN) for Jamaican securities. In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G-30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as of May 2000 all securities listed on the JSE are traded remotely from brokers’ offices.

     A total of 1.6 billion shares (including blocks) traded in 2002, a decrease of 43.6% from the 2.8 billion shares traded in 2001. The value of shares traded in 2002 amounted to J$7.6 billion, an increase of 28.4% from 2001. For the first five months of 2003, 1.5 billion shares traded (including blocks), with a total value of J$8.7 billion, and there were two new listings: Jamaica Money Market Brokers Limited and Capital and Credit Merchant Bank.

     The stock market index grew 34.2% from January 1, 2002 to December 31, 2002. In 2002, the index peaked at 45,451.77 points in December and registered a low of 33,111.0 points in January before ending at 45,396.2 at December 31, 2002. On May 30, 2003, the index closed at 51,131.1 points, representing a 12.6% increase since the beginning of 2003.

     At December 31, 2002, market capitalization totalled J$292.3 billion, up 31.7% from 2001. The top 10 listed companies account for approximately 90.0% of market capitalization, with the top three listed companies accounting for 45.0% of market capitalization, at December 31, 2002. At May 30, 2003, there were 39 domestic companies and four foreign companies listed on the JSE, and market capitalization totalled J$393.3 billion.

     The following table shows yearly trading data for the Jamaica Stock Exchange for the five years ended December 31, 2002:

Jamaica Stock Exchange Trading Data

Period		Period-End Market Capitalization (in millions of J$)	Value Traded (in millions of J$)	Period-End Market Index	No. of Listed Companies	No. of Brokers

1998		79,038.7	2,064.2	20,593.3	48	8	(1)
1999		104,041.5	2,218.7	21,892.6	45	8	(1)
2000		160,135.7	3,441.1	28,893.2	45	8	(1)
2001		197,717.5	5,948.4	35,723.6	43	10
2002	.	292,297.9	7,636.9	45,396.2	41	10

(1)	Only six active brokers.

Source: Jamaica Stock Exchange.